FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN ISSUER

     Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the months of JUNE- SEPTEMBER, 2007

Logan Resources Ltd. (File #000-50737)
(Translation of registrant's name into English)

1066 West Hastings Street, Suite #1640, Vancouver, B.C. Canada, V6E 3X1
(Address of principal executive offices)

Attachments:

1.	Interim Financial Statements for the Three Months Ended June 30, 2007

2.	Interim Financial Statements for the Six Months Ended September 30, 2007

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X   Form 40-F ______

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes___ No __X__

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Logan Resources Ltd.
(Registrant)

Date: February 8, 2008	By: /s/ Judith T. Mazvihwa
Name
Its: CFO/Director
(Title)

LOGAN RESOURCES LTD.
(An Exploration Stage Company)

INTERIM FINANCIAL STATEMENTS
THREE MONTHS ENDED JUNE 30, 2007
(UNAUDITED – PREPARED BY MANAGEMENT)

The financial statements for the three-month period ended June 30, 2007 have not been reviewed by the Company’s auditors.

LOGAN RESOURCES LTD.
(An Exploration Stage Company)
INTERIM BALANCE SHEETS
(UNAUDITED – PREPARED BY MANAGEMENT)

	June 30	March 31
	2007	2007
	- $ -	- $ -
A S S E T S
CURRENT ASSETS
Cash	168,282	923,763
Short-term investment	771,453	160,259
Short-term investments committed for mineral exploration	728,547	1,839,741
Amounts receivable	378,326	399,278
Marketable securities	87,080	87,080
Prepaid expenses	110,647	492,683
Due from related parties (Note 9)	533,710	303,339
	2,778,045	4,206,143
PROPERTY BONDS	5,000	5,000
CAPITAL ASSETS (Note 3)	132,511	38,284
MINERAL INTERESTS (Note 4)	5,534,274	4,124,379
	8,449,830	8,373,806

L I A B I L I T I E S
CURRENT LIABILITIES
Accounts payable	242,891	103,739
Related parties (Note 9)	13,769	53,254
	256,660	156,993
SHAREHOLDERS’ EQUITY
SHARE CAPITAL (Note 5)	10,837,382	10,705,182
CONTRIBUTED SURPLUS	833,580	808,555
DEFICIT	(3,477,792)	(3,296,924)
	8,193,170	8,216,813
	8,449,830	8,373,806

APPROVED BY THE DIRECTORS

Signed: “Seamus Young”

Signed: “Judith Mazvihwa”

- See Accompanying Notes -

LOGAN RESOURCES LTD.
(An Exploration Stage Company)
INTERIM STATEMENTS OF LOSS AND DEFICIT
(UNAUDITED – PREPARED BY MANAGEMENT)

	Three Months Ended June 30

	2007	2006
	- $ -	- $ -

EXPENSES
Administration salaries	53,694	47,529
Amortization	4,853	3,093
Management fees	15,000	15,000
Office and miscellaneous	23,804	24,520
Professional fees	16,070	30,813
Transfer agent and filing fees	3,975	30,590
Business development	62,581	75,076
Stock based compensation	25,025	-
Interest income	(24,134)	(31,010)
Impairment loss on marketable securities	-	3,950

	180,868	199,561

NET LOSS FOR PERIOD	(180,868)	(199,561)
DEFICIT, BEGINNING OF PERIOD	(3,296,924)	(4,190,514)

DEFICIT, END OF PERIOD	(3,477,792)	(4,390,075)

NET LOSS PER SHARE	(0.005)	(0.007)

WEIGHTED AVERAGE SHARES
OUTSTANDING	34,844,868	28,320,308

- See Accompanying Notes -

LOGAN RESOURCES LTD.
(An Exploration Stage Company)
INTERIM STATEMENTS OF CASH FLOWS
(UNAUDITED – PREPARED BY MANAGEMENT)

	Three Months Ended
	June 30
	2007	2006
	- $ -	- $ -

Operating Activities:
Net loss for the period	(180,868)	(199,561)
Items not involving cash:
Amortization	4,853	3,093
Impairment loss on marketable securities	-	3,950
Stock-based compensation	25,025	-

Changes in non-cash working capital
Amounts receivable	20,952	(42,933)
Prepaid expenses	382,036	1,667
Accounts payable and accrued liabilities	139,152	168,199
Due from related parties	(230,371)	-
Due to related parties	(39,485)	(114,021)
Net cash used in operating activities	121,294	(179,606)

Investing Activities:
Proceeds of short term investments	500,000	50,000
Acquisition of property and equipment	(99,080)	(19,206)
Acquisition of and expenditures on mineral properties	(1,277,695)	(512,760)
Net cash used in investing activities	(876,775)	(481,966)

Financing Activities:
Proceeds from issuance of shares	-	4,734,575
Share issuance costs	-	(145,134)
Share subscriptions received	-	101,250
Net cash provided by financing activities	-	4,690,691

Increase (decrease) in cash during period	(755,481)	4,029,119
Cash at beginning of period	923,763	516,505

Cash at end of period	168,282	4,545,624

Cash and Cash Equivalents consist of:
Cash	168,282	1,300,454
Cash committed for mineral exploration	-	3,245,170
	168,282	4,545,624

Non-cash Investing and Financing Activities
Shares for property options	132,200	-
Issuance of shares for finders’ fees	-	233,750
Supplementary disclosures:
Interest paid	-	-
Income taxes paid	-	-

- See Accompanying Notes -

LOGAN RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
THREE MONTH ENDED JUNE 30, 2007
(UNAUDITED – PREPARED BY MANAGEMENT)

1.	NATURE OF OPERATIONS AND CONTINUANCE OF BUSINESS

The Company is in the business of acquiring and exploring mineral properties. There has been no determination whether properties held contain ore reserves, which are economically recoverable. In the ordinary course of business, the Company sells or options property interests to third parties, accepting as consideration cash and/or securities of the acquiring party.

The recoverability of valuations assigned to mineral properties is dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s interest in the properties, the ability to obtain necessary financing to complete development, and future profitable production or proceeds from disposition.

These financial statements have been prepared on the going concern basis which implies that the Company will continue realizing its assets and discharging its liabilities in the normal course of business. The ability to continue as a going concern is dependent upon the Company achieving profitable operations, and/or securing adequate additional financing.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for financial statements and on a basis consistent with the policies set out in the Company’s annual audited financial statements for the year ended March 31, 2007. However, certain disclosures required for annual financial statements have not been included. Accordingly, these unaudited interim financial statements should be read in conjunction with the Company’s audited financial statements including the notes thereto for the year ended March 31, 2007.

The carrying amount of marketable securities is reduced to market value when the decline in value is other than temporary. As at June 30, 2007, the fair market value of the securities held was $187,210 (March 31, 2007 - $277,010).

3.	CAPITAL ASSETS

				March 31
		June 30, 2007		2007
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value
	- $ -	- $ -	- $ -	- $ -

Automotive	33,080	1,365	31,715	10,102
Computer equipment	3,254	2,744	510	713
Field equipment	22,216	5,670	16,546	17,934
Land - Storage	75,000	-	75,000	-
Office furniture and equipment	12,438	4,909	7,529	8,151
Software	2,769	1,558	1,211	1,384
	148,757	16,246	132,511	38,284

1

LOGAN RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
THREE MONTH ENDED JUNE 30, 2007
(UNAUDITED – PREPARED BY MANAGEMENT)

4.	MINERAL INTERESTS

A summary of expenditures incurred relating to the Company’s mineral interests is as follows:

		June 30	Current	March 31
		2007	expenditures	2007
		- $ -	- $ -	- $ -
a)	Albert Creek, British Columbia
	Acquisition costs	155,957	115,200	40,757
	Cumulative exploration expenditures	148,058	-	148,058
	Assay	8,419	203	8,216
	Equipment rental	4,600	-	4,600
	Field supervision	10,000	750	9,250
	Geologist	820	-	820
	Helicopter	13,365	-	13,365
	Licenses and permits	312	-	312
	Line cutting	47,811	-	47,811
	Miscellaneous	4,030	-	4,030
	Surveys	8,585	-	8,585
	Transportation	1,906	-	1,906
	Recoveries	(100,000)	-	(100,000)
	METC claim	(40)	-	(40)
		303,823	116,153	187,670
b)	Antler Creek, British Columbia
	Acquisition costs	28,773	-	28,773
	Cumulative exploration expenditures	28,899	-	28,899
	Accommodation and meals	11	11	-
	Assay	121	-	121
	Filing and recording	14,686	642	14,044
	Geophysical	12,243	1,950	10,293
	Miscellaneous	96	96	-
	Supervision	3,750	2,250	1,500
	Surveys	3,405	-	3,405
	Support wages	1,865	1,865	-
	Transportation	32	32	-
	METC claim	(1,441)	-	(1,441)
		92,440	6,846	85,594
c)	Carswell, Saskatchewan
	Cumulative exploration expenditures	-	-	-
	Mapping	1,250	-	1,250
	Supervision	11,250	2,250	9,000
	Option payments received	(43,000)	-	(43,000)
	Gain on option payments received	32,750	-	32,750
		2,250	2,250	-
d)	Cheyenne, Yukon
	Acquisition costs	248,855	-	248,855
	Cumulative exploration expenditures	-	-	-
	Accommodation and meals	3,629	-	3,629
	Assay	6,174	-	6,174
	Camp supplies	2,580	-	2,580
	Diamond drilling	-	-	-
	Equipment rental	3,000		3,000
	Fuel	22,931	-	22,931
	Geologist	52,096	3,081	49,015
	Geophysics	9,338	-	9,338
	Helicopter	28,332	-	28,332
	License permits and filing	500	-	500
	Mapping	8,107	-	8,107
	Miscellaneous	1,626	166	1,460
	Supervision	13,812	500	13,312
	Support wages	2,530	-	2,530
	Surveys	3,185	-	3,185
	Transportation	5,149	-	5,149
	METC claim	(12,175)	-	(12,175)
		399,669	3,747	395,922

2

LOGAN RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
THREE MONTH ENDED JUNE 30, 2007
(UNAUDITED – PREPARED BY MANAGEMENT)

4.	MINERAL INTERESTS (Continued)

		June 30	Current	March 31
		2007	expenditures	2007
		- $ -	- $ -	- $ -
e)	Heidi, Yukon
	Acquisition costs	382,619	12,115	370,504
	Cumulative exploration expenditures	49,768	-	49,768
	Accommodation and meals	126,825	39,981	86,844
	Assay	25,285	19,378	5,907
	Camp supplies	27,861	13,304	14,557
	Diamond drilling	484,733	425,323	59,410
	Equipment rental	9,796	9,796	-
	Fuel	251,870	184,513	67,357
	Geologist	152,435	54,457	97,978
	Helicopter	439,853	118,965	320,888
	Licenses and permits	5,510	3,010	2,500
	Mapping	723	-	723
	Miscellaneous	13,653	7,698	5,955
	Supervision	20,596	3,750	16,846
	Surveys	1,545	-	1,545
	Transportation	48,427	37,700	10,727
	Wages	132,185	90,808	41,377
	Tax credits recoverable	(82,507)	-	(82,507)
		2,091,177	1,020,798	1,070,379
f)	Redford, British Columbia
	Acquisition costs	32,288	-	32,288
	Cumulative exploration expenditures	260,043	-	260,043
	Assay	363	-	363
	Supervision	2,750	500	2,250
		295,444	500	294,944
g)	Shell Creek, Yukon
	Acquisition costs	422,081	-	422,081
	Cumulative exploration expenditures	107,368	-	107,368
	Accommodation and meals	102,008	1,034	100,974
	Assay	67,339	-	67,339
	Camp supplies	37,784	3,604	34,180
	Diamond drilling	159,511	-	159,511
	Equipment rental	14,481	-	14,481
	Filing fees	21,438	-	21,438
	Fuel	67,907	374	67,533
	Geochem surveys	15,516	-	15,516
	Geologist	164,966	12,756	152,210
	Geophysics	13,610	-	13,610
	Helicopter	477,551	2,470	475,081
	Licenses and permits	3,400	-	3,400
	Line cutting	13,400	-	13,400
	Mapping	2,036	-	2,036
	Miscellaneous	17,113	429	16,684
	Mobilization	3,468	-	3,468
	Supervision	42,759	1,000	41,759
	Surveys	143,206	-	143,206
	Travel	52,076	387	51,689
	Wages	39,637	7,264	32,373
	Tax credits recoverable	(195,763)	-	(195,763)
		1,792,892	29,318	1,763,574

3

LOGAN RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
THREE MONTH ENDED JUNE 30, 2007
(UNAUDITED – PREPARED BY MANAGEMENT)

4.	MINERAL INTERESTS (Continued)

		June 30	Current	March 31
		2007	expenditures	2007
		- $ -	- $ -	- $ -
h)	May Creek, Yukon
	Acquisition Costs	78,000	-	78,000
	Accommodation and meals	355	355	-
	Camp supplies	2,463	2,463	-
	Fuel	26,120	25,556	564
	Geologist	4,262	1,516	2,746
	Geophysics	475	-	475
	Helicopter	46,352	41,477	4,875
	Mapping	515	-	515
	Miscellaneous	337	337	-
	Supervision	4,000	1,250	2,750
	Travel	1,250	1,250	-
	Wages	595	595	-
	Tax credits recoverable	(1,114)	-	(1,114)
		163,610	74,799	88,811
j)	Turn River, Yukon
	Acquisition costs	370,469	132,984	237,485
	Cumulative exploration expenditures	-	-	-
		370,469	132,984	237,485
k)	Englishman, Yukon
	Acquisition costs	22,000	22,000	-
	Supervision	500	500	-
		22,500	22,500	-

Total Exploration Expenditures		5,534,274	1,409,895	4,124,379

a)	Albert Creek Property (Liard Mining Division, B.C.)

Pursuant to an option agreement with two individuals, including the President of the Company, the Company owns the right to earn a 100% interest, subject to a 2% net smelter royalty (“NSR”), in fifteen mineral claims (159 units). This option (as amended on April 15, 2004) is exercisable in three stages. The first stage (51%) has been completed by paying $10,000 of out-of-pocket staking costs (paid by issuing 100,000 shares at $0.10 per share) and incurring $75,000 of exploration expenditures. The second stage (24%) has been completed by issuing 240,000 shares at a fair value of $0.10 per share, and incurring a further $100,000 of exploration expenditures. The third stage (25%), was completed by issuing 360,000 shares. The Company have the right to acquire 50% of the NSR royalty by paying $1,000,000 to the Optionors.

b)	Antler Creek Property (Cariboo Mining Division, B.C.)

The Antler Creek property consists of 49 claims representing 64 units. The Company holds a 100% interest in the property, subject to a 2% NSR royalty, held by two individuals, including the son of the President of the Company.

c)	Carswell Property (Saskatchewan)

In fiscal 2005, the Company staked 2 claims covering a total area of 7,552 hectares on the Carswell Dome Formation, Saskatchewan.

Pursuant to an option agreement dated March 2, 2005, the Company granted an option to a third party to earn a 50% interest in the Carswell Property.

To earn this interest the Optionee paid $25,000 cash and must issue 200,000 of its shares and incur a total of $300,000 in exploration expenditures as follows:

4

LOGAN RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
THREE MONTH ENDED JUNE 30, 2007
(UNAUDITED – PREPARED BY MANAGEMENT)

4.	MINERAL INTERESTS (Continued)

	c)	Carswell Property (Saskatchewan) (Continued)

Share consideration to be made:

		(i)	100,000 shares to be issued upon acceptance of the Option Agreement by the TSX Venture Exchange (issued);

		(ii)	a further 50,000 shares to be issued on or before March 14, 2006 (issued) and

		(iii)	a further 50,000 shares to be issued on or before March 14, 2007 (issued).

Exploration expenditures to be incurred:

		(i)	$25,000 on or before March 14, 2006 (incurred);

		(ii)	a further $50,000 on or before March 14, 2007 (incurred);

		(iii)	a further $75,000 on or before March 14, 2008 and

		(iv)	a further $150,000 on or before March 14, 2009.

Upon completion of the above expenditures a joint venture will be entered into between the parties.

	d)	Cheyenne Property (Mayo Mining District, Yukon Territory)

The Cheyenne property consists of 364 mineral claims in the Mayo Mining District, Yukon Territory. The Company holds a 100% interest in the property, subject to a 2% NSR royalty. In order to exercise the option the Company must pay $300,000, issue 1,000,000 common shares and incur $500,000 of exploration expenditures, all in stages over a period of four years as follows:

Cash considerations to be made:

		(i)	$10,000 paid upon acceptance of the Option Agreement by the TSX Venture Exchange (paid);

		(ii)	a further $40,000 paid on or before June 21,2006 (paid);

		(iii)	a further $50,000 to be paid on or before December 23, 2006 (paid);

		(iv)	a further $60,000 to be paid on or before December 23, 2007;

		(v)	a further $70,000 to be paid on or before December 23, 2008;

		(vi)	a further $70,000 to be paid on or before December 23, 2009.

Share considerations to be made:

		(i)	200,000 shares issued within 5 days of TSX Venture Exchange approval (issued);

		(ii)	200,000 shares to be issued on or before December 23, 2006 (issued);

		(iii)	200,000 shares to be issued on or before December 23, 2007;

		(iv)	200,000 shares to be issued on or before December 23, 2008; and

		(v)	200,000 shares to be issued on or before December 23, 2009.

Exploration expenditures to be incurred:

		(i)	$100,000 in 2007 (incurred);

		(ii)	$100,000 in 2008;

		(iii)	$150,000 in 2009; and

		(iv)	$150,000 in 2010.

The Company will have the right to purchase 50% of the NSR royalty retained by the Optionor prior to the Commercial Production Date, for a purchase price of $2,000,000 and the right of first refusal on the remaining 50%.

5

LOGAN RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
THREE MONTH ENDED JUNE 30, 2007
(UNAUDITED – PREPARED BY MANAGEMENT)

4.	MINERAL INTERESTS (Continued)

	d)	Cheyenne Property (Mayo Mining District, Yukon Territory) (Continued)

If the property is not in production by March 1, 2015, advance royalty payments will be made as follows:

		(i)	$25,000 on March 1, 2015;

		(ii)	$25,000 on March 1, 2016;

		(iii)	$25,000 on March 1, 2017; and

		(iv)	$25,000 on March 1, 2018.

	e)	Heidi Property (Mayo Mining District, Yukon Territory)

The Heidi property consists of 220 mineral claims in the Mayo Mining District, Yukon Territory. A total of 200 claims were acquired through staking and the remaining 20 are held pursuant to an option agreement dated April 8, 2003 that gives the Company the right to acquire a 100% interest, subject to a 2% NSR royalty. In order to exercise the option, the Company must pay a total of $180,000 cash consideration, issue a total of 1,000,000 shares and incur exploration expenditures aggregating $600,000 as follows: Cash considerations to be made:

		(i)	$15,000 paid upon acceptance of the Option Agreement by the TSX Venture Exchange (paid);

		(ii)	a further $10,000 paid on or before July 15, 2003 (paid);

		(iii)	a further $15,000 paid on or before January 15, 2004 (paid);

		(iv)	a further $15,000 paid on or before July 15, 2004 (paid);

		(v)	a further $17,500 paid on or before January 15, 2005 (paid);

		(vi)	a further $17,500 paid on or before July 15, 2005 (paid);

		(vii)	a further $20,000 paid on or before January 15, 2006 (paid);

		(viii)	a further $20,000 to be paid on or before July 15, 2006 (paid);

		(ix)	a further $25,000 to be paid on or before January 15, 2007 (paid); and

		(x)	a further $25,000 to be paid on or before July 15, 2007.

Share considerations to be made:

		(i)	100,000 shares issued upon acceptance of the Option Agreement by the TSX Venture Exchange (issued);

		(ii)	100,000 shares issued on or before July 15, 2003 (issued);

		(iii)	50,000 shares issued on or before January 15, 2004 (issued);

		(iv)	50,000 shares issued on or before July 15, 2004 (issued);

		(v)	100,000 shares issued on or before January 15, 2005 (issued);

		(vi)	100,000 shares issued on or before July 15, 2005 (issued);

		(vii)	100,000 shares issued on or before January 15, 2006 (issued);

		(viii)	100,000 shares to be issued on or before July 15, 2006 (issued);

		(ix)	150,000 shares to be issued on or before January 15, 2007 (issued); and

		(x)	150,000 shares to be issued on or before July 15, 2007.

Exploration expenditures to be incurred:

		(i)	$75,000 by April 8, 2004 (date extended by the Optionor);

		(ii)	$175,000 in aggregate by April 8, 2005 (date extended by the Optionor);

		(iii)	$300,000 in aggregate by April 8, 2006 (incurred);

		(iv)	$450,000 in aggregate by April 8, 2007 (incurred); and

		(v)	$600,000 in aggregate by April 8, 2008 (incurred).

The Company will have the right to purchase 50% of the NSR royalty retained by the Optionor for a purchase price $2,000,000 and the right of first refusal on the remaining 50%.

6

LOGAN RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
THREE MONTH ENDED JUNE 30, 2007
(UNAUDITED – PREPARED BY MANAGEMENT)

4.	MINERAL INTERESTS (Continued)

	f)	Redford Property (Alberni Mining Division, B.C.)

The Company has a 100% interest in 25 claims (432 units) in the Alberni Mining Division, B.C.

	g)	Shell Creek Property (Dawson Mining District, Yukon Territory)

The Shell Creek property consists of 628 mineral claims in the Dawson Mining District, Yukon Territory. A total of 558 claims were acquired through staking and the remaining 70 are held pursuant to an option agreement dated January 1, 2003, that gives the Company the right to earn a 100% interest, subject to a 2% NSR royalty. In order to exercise the option, the Company must pay a total of $155,000 cash consideration, issue a total of 1,000,000 shares and incur exploration expenditures aggregating $1,550,000 as follows:

Cash considerations to be made:

		(i)	$10,000 paid to cover certain expenditures (paid);

		(ii)	a further $15,000 paid upon acceptance of the option agreement by the TSX Venture Exchange (paid);

		(iii)	a further $25,000 paid on or before January 1, 2004 (paid);

		(iv)	a further $30,000 paid on or before January 1, 2005 (paid);

		(v)	a further $35,000 paid on or before January 1, 2006 (paid); and

		(vi)	a further $40,000 to be paid on or before January 1, 2007 (paid).

Share considerations to be made:

		(i)	100,000 shares issued upon acceptance of the Option Agreement by the TSX Venture Exchange (issued);

		(ii)	a further 100,000 shares issued on or before July 1, 2003 (issued);

		(iii)	a further 200,000 shares issued on or before January 1, 2004 (issued);

		(iv)	a further 100,000 shares issued on or before January 1, 2005 (issued);

		(v)	a further 100,000 shares issued on or before January 1, 2006 (issued);

		(vi)	a further 200,000 shares to be issued on or before January 1, 2007 (issued); and

		(vii)	a further 200,000 shares to be issued on or before January 1, 2008.

Exploration expenditures to be incurred:

		(i)	$150,000 before January 1, 2004 (incurred);

		(ii)	$350,000 in aggregate before January 1, 2005 (incurred);

		(iii)	$650,000 in aggregate before January 1, 2006 (incurred);

		(iv)	$1,050,000 in aggregate before January 1, 2007 (incurred); and

		(v)	$1,550,000 in aggregate before January 1, 2008.

The Company will have the right to purchase 50% of the NSR royalty retained by the Optionor for a purchase price of $2,000,000 and the right of first refusal on the remaining 50%.

	h)	May Creek Property (Mayo District, Yukon Territory)

The May Creek property consists of 84 mineral claims in the Mayo Mining District, Yukon Territory and are held pursuant to an option agreement dated August 1, 2006, that gives the Company the right to earn a 100% interest, subject to a 2% NSR royalty. In order to exercise the option, the Company must pay a total of $225,000 cash consideration, issue a total of 750,000 shares and incur exploration expenditures aggregating $500,000 as follows:

7

LOGAN RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
THREE MONTH ENDED JUNE 30, 2007
(UNAUDITED – PREPARED BY MANAGEMENT)

4.	MINERAL INTERESTS (Continued)

	h)	May Creek Property (Mayo District, Yukon Territory) (Continued)

Cash considerations to be made:

		(i)	$20,000 within five business days upon acceptance of the Option Agreement by the TSX Venture Exchange (paid);

		(ii)	a further $30,000 to be paid on or before December 12, 2007;

		(iii)	a further $40,000 to be paid on or before December 12, 2008;

		(iv)	a further $40,000 to be paid on or before December 12, 2009;

		(v)	a further $45,000 to be paid on or before December 12, 2010; and

		(vi)	a further $50,000 to be paid on or before December 12, 2011;

Share considerations to be made:

		(i)	150,000 shares issued upon acceptance of the Option Agreement by the TSX Venture Exchange (issued);

		(ii)	a further 150,000 shares to be issued on or before December 12, 2007;

		(iii)	a further 100,000 shares to be issued on or before December 12, 2008;

		(iv)	a further 100,000 shares to be issued on or before December 12, 2009;

		(v)	a further 100,000 shares to be issued on or before December 12, 2010; and

		(vi)	a further 150,000 shares to be issued on or before December 12, 2011.

Exploration expenditures to be incurred:

$500,000 during the term of this agreement.

The Company will have the right to purchase 50% of the NSR royalty retained by the Optionor for a purchase price of $2,000,000 and the right of first refusal on the remaining 50%.

i)	Turn River Property, ( Cassiar Plateau, Yukon Territory)

During February 2007 the Company and International KRL Resources Corp., related by common directors, acquired 50% each, by staking in the Cassiar Plateau, Yukon Territory, 2,220 claims, covering 46,941 hectares, which includes twelve distinct project areas.

j)	Englishman Property, (Watson Lake, Yukon Territory)

The Englishman property consists of 16 mineral claims in the Watson Lake Mining District, Yukon Territory and are held pursuant to an option agreement executed March 27, 2007, that gives the Company the right to earn a 100% interest, subject to a 2% NSR royalty upon Exchange review and acceptance. In order to exercise the option, the Company must pay a total of $50,000 cash consideration, issue a total of 250,000 shares and incur exploration expenditures aggregating $350,000 as follows:

Cash considerations to be made:

	(i)	$5,000 upon signing the letter of intent (paid);

	(ii)	a further $10,000 to be paid on or before February 1, 2008;

	(iii)	a further $15,000 to be paid on or before February 1, 2009; and

	(iv)	a further $20,000 to be paid on or before February 1, 2010;

Share considerations to be made:

	(i)	50,000 shares issued upon acceptance of the Option Agreement by the TSX Venture Exchange (issued);

	(ii)	a further 50,000 shares to be issued on or before February 1, 2008;

	(iii)	a further 50,000 shares to be issued on or before February 1, 2009; and

	(iv)	a further 100,000 shares to be issued on or before February 1, 2010.

8

LOGAN RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
THREE MONTH ENDED JUNE 30, 2007
(UNAUDITED – PREPARED BY MANAGEMENT)

4.	MINERAL INTERESTS (Continued)

	j)	Englishman Property, (Watson Lake, Yukon Territory) (Continued)

Exploration expenditures to be incurred:

		(i)	$50,000 before February 1, 2008;

		(ii)	$150,000 in aggregate before February 1, 2009;

		(iii)	$350,000 in aggregate before February 1, 2010;

The Company will have the right to purchase 50% of the NSR royalty retained by the Optionor for a purchase price of $2,000,000 and the right of first refusal on the remaining 50%.

The Company applies for Mining Exploration Tax Credits ("METC") on qualifying mineral exploration expenditures incurred. METC’s totalling $293,040 were accrued at June 30, 2007 (March 31, 2007 - $293,040).

5.	SHARE CAPITAL

Authorized

100,000,000 common shares without par value

Issued and outstanding:

	# of shares	- $ -

Balance - March 31, 2006	21,581,863	6,370,101
Issued during fiscal 2007 for:
Cash:
Flow-through brokered private placement	6,250,000	3,437,500
Non-flow-through brokered private placement	1,250,000	625,000
Non-flow-through private placement	1,000,000	500,000
Flow-through private placement	1,270,000	508,000
Stock options exercised	225,000	90,000
Warrants exercised	1,706,000	640,850
Mineral property option payments	800,000	285,000
Finders’ fees	467,500	233,750
Agent warrants	-	(266,685)
Share issuance costs	-	(428,721)
Fair value of stock options exercised transferred from contributed surplus	-	54,416
Flow-through shares renunciation	-	(1,344,029)

Balance – March 31, 2007	34,550,363	10,705,182
Issued during quarter ending June 30,2007 for:
Mineral property option payments	410,000	132,200

Balance – June 30, 2007	34,960,363	10,837,382

For the quarter ended June 30, 2007:

(a)	Pursuant to the mineral property option agreements, the Company issued 410,000 shares at fair value ranging from $0.32 to $0.34 per share for a total fair value of $132,200.

For the year ended March 31, 2007:

(a)             On April 25, 2006 the Company issued 6,250,000 flow-through units through a brokered private placement at a price of $0.55 per unit. Each flow through unit consists of one flow-through common share and one half non-flow-through share purchase warrant with one whole share purchase warrant exercisable at a price of $0.70 per share for a period of eighteen months.

9

LOGAN RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
THREE MONTH ENDED JUNE 30, 2007
(UNAUDITED – PREPARED BY MANAGEMENT)

5.	SHARE CAPITAL (Continued)

On April 25, 2006, the Company also issued 1,250,000 non-flow-through-units through a brokered private placement at a price of $0.50 per unit. Each non-flow-through-unit consists of one non-flow-through common share and one half non-flow-through share purchase warrant with one whole share purchase warrant exercisable at a price of $0.70 per share for a period of eighteen months.

In connection with the private placement, the Company paid $102,500 in finders’ fees, issued 445,000 non-flow through finder’s units with the same terms and conditions as the financing and 750,000 finder’s warrants. Each finder’s warrant entitles the holder to purchase one non-flow-through common share for $0.70 per share for up to eighteen months. The fair value of the share portion of the finder’s units are $222,500 recorded as finders’ fees and $60,942 for the warrant portion calculated under the Black-Scholes model, recorded as a share issuance cost. The fair value of the finder’s warrants under the Black-Scholes model was $195,423, recorded as a share issuance cost.

(b)	On May 1, 2006 the Company issued 1,000,000 non-flow-through-units through a non-brokered private placement at a price of $0.50 per unit. Each non-flow-through-unit consists of one non-flow-through common share and one half non-flow-through share purchase warrant with one whole share purchase warrant exercisable at a price of $0.70 per share for a period of eighteen months. In connection with the private placement, the Company paid $6,000 and issued 22,500 non-flow-through common shares at a fair value of $0.50 per share as finders’ fees.

(c)	On December 22, 2006 the Company issued 1,270,000 flow-through units through a private placement at a price of $0.40 per unit. Each flow-through unit consists of one share and one quarter non-flow-through share purchase warrant with one whole share purchase warrant exercisable at a price of $0.60 per share for a period of twelve months. In connection with the private placement, the Company paid $30,480 in finders’ fees and issued 125,000 finder’s warrants with the same terms and conditions as the financing. The fair value of the finder’s warrants under the Black-Scholes model was $10,320, recorded as a share issuance cost.

(d)	In the current year 225,000 options were exercised at $0.40 per share for proceeds of $90,000. The fair value when granted of $54,416 was transferred to share capital from contributed surplus to reflect the exercise of these options.

(e)	In the current year 1,706,000 warrants were exercised at prices ranging from $0.35 to $0.40 per share for proceeds of $640,850.

(f)	Pursuant to the mineral property option agreements, the Company issued 800,000 shares at fair value ranging from $0.30 to $0.38 per share for a total fair value of $285,000.

(g)	Of the shares issued during 2006, 7,520,000 were issued on a flow-through basis whereby the Company is committed to spend $3,939,123 of Canadian exploration expenditures (“CEE”) over two years and has renounced this amount to the shareholders.

10

LOGAN RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
THREE MONTH ENDED JUNE 30, 2007
(UNAUDITED – PREPARED BY MANAGEMENT)

6.	STOCK OPTIONS

At June 30, 2007, the following stock options were outstanding

Number of	Exercise Price
Options	$	Expiry date

500,000	0.35	July 19, 2007
650,000	0.50	February 01, 2008
150,000	0.50	March 3, 2008
100,000	0.50	May 26, 2008
525,000	0.70	May 26, 2008
250,000	0.45	July 5, 2008
100,000	0.35	September 18, 2008
750,000	0.37	March 23, 2008
400,000	0.40	April 30, 2009

3,425,000

The fair value for stock options granted was estimated using the Black-Scholes option pricing model assuming no expected dividends and the following weighted average assumptions:

Interest rate	4.10%
Term of options	2 Years
Volitality	85%

7.	SHARE PURCHASE WARRANTS

At June 30, 2007, the following Share purchase warrants were outstanding

Number of	Exercise Price
Warrants	$	Expiry date
4,722,500	0.70	October 24, 2007
500,000	0.70	October 31, 2007
442,500	0.60	December 21, 2007

5,665,000

8.	CONTRIBUTED SURPLUS

The following table summarizes the continuity of the Company’s contributed surplus:

Amount
$
Balance, March 31, 2006	296,818
Fair value of stock options granted	299,467
Fair value of agents warrants	266,686
Fair value of stock options exercised, transferred to share capital	(54,416)
Balance, March 31, 2007	808,555
Fair value of stock options granted	25,025
Balance, June 30, 2007	833,580

11

LOGAN RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
THREE MONTH ENDED JUNE 30, 2007
(UNAUDITED – PREPARED BY MANAGEMENT)

9.	RELATED PARTY TRANSACTIONS AND BALANCES

		June 30	June 30
		2007	2006
		- $ -	- $ -
(a)	Transactions during period:
	Management fees paid to a company controlled by a Director	15,000	15,000
	Property supervision fees paid to a company controlled by a Director	15,000	15,000
	Rent paid to a company with common officers and directors	9,329	5,521

	The Company incurred certain charges from a company controlled by the
	President. These charges have been recorded as exploration expenses and
	general and administration expenses as follows:

	Amounts charged to mineral interests	364,710	-
	Amounts charged to general and administration expenses	68,619	-

(b)	Balances:
		June 30	March 31
		2007	2006
		- $ -	- $ -
	Due to related parties:

	Due to the President of the Company and is non-interest bearing,
	unsecured and due on demand	-	52,500
	Amounts due to a company with common officers and directors which
	represent accumulated costs for shared office expenses, administration
	wages and rent. This amount is non-interest bearing, unsecured and due
	on demand.	13,769	754

	Due to related parties:	13,769	53,254

	Due from related parties:
	Under the same arrangement the following amounts are due from the
	same company controlled by the President of the Company:
	Due, non-interest bearing, unsecured and due on demand	232,310	153,306
	Due, for the purchase of equipment, interest bearing and secured	301,400	150,033

	Due from related parties:	533,710	303,339

10.	SUBSEQUENT EVENTS

	(a)	Pursuant to the Heidi property purchase agreement, the Company issued 150,000 shares at a price of $0.22 per share to the vendor.

	(b)	The Company received payment for their METC claims from the Government in the amount of $113,958

	(c)	The Company was reimbursed for expenses totaling $370,470 incurred in the Turn River project, according to an agreement with an independent third party.

11.	COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current presentation

12

Logan Resources Ltd.

Management Discussion and Analysis

For the Three Months Ended June 30, 2007

INTRODUCTION

The following management discussion and analysis of the financial position of Logan Resources Ltd. (“Company”) and results of operations should be read in conjunction with the interim unaudited financial statements and accompanying notes for the year ended June 30, 2007. The interim unaudited financial statements together with the following management discussion and analysis are intended to provide readers with a reasonable basis for assessing the financial performance of the Company as well as forward-looking statements relating to potential future performance. All statements, other than those of historical fact, included in this MD&A, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of the Company, are forward-looking statements that involve various risks and uncertainties. There can be no assurance such statements will prove accurate and actual results and future events could differ materially from those anticipated in such statements.

Readers of this management discussion and analysis are also advised to read the Company’s audited financial statements for the year ended March 31, 2007.

DESCRIPTION OF BUSINESS

Logan Resources Ltd. was incorporated in the Province of British Columbia. The Company is engaged in the acquisition, exploration and development of mineral properties in British Columbia, Saskatchewan and the Yukon Territory. The Company is a reporting issuer in British Columbia and its shares trade on the TSX Venture Exchange under the symbol LGR.

At this time, the Company does not own any operating mines and has no operating income/sales from mineral production. Funding for operations is raised primarily through public and private share offerings. Future operations and the Company’s ability to meet mineral property option commitments are dependent on the Company’s ability to raise sufficient funding through share offerings or operations to support current and future expenditures. At June 30, 2007, the Company had working capital of $2,521,385.

Realization of the carrying value of mineral interests is dependent upon funding, the ability of the Company and third parties to bring mineral interests into profitable production, or recovery from sale.

The interim unaudited financial statements have been prepared on a going concern assumption which contemplates the Company will continue in operation and realize its assets and discharge its liabilities in the normal course of operations. Should the going concern assumption not continue to be appropriate, further adjustments to carrying values may be required.

FINANCIAL SUMMARY

During the three-month period, pursuant to the mineral property option agreements, the Company issued 410,000 shares at fair values ranging from $0.32 to $0.34. A total of $1,409,895 was spent on mineral interest acquisition and exploration expenditures. Administration expenses amounted to $205,002 before interest received of $24,134. There was a net decrease in cash of $755,481 during the period.

RESULTS OF OPERATIONS

Net loss for the three month period was $180,868 compared with $199,561 for the same period in the prior year, reflecting an overall improvement and a decrease in expenditures of $18,693. Significant line item changes were as follows:

  Administration salaries increased by $6,165 due to competitive compensation adjustments.
  Stock-based compensation was estimated at $25,025, as more stock options were issued as an incentive to increase performance.
  Professional fees decreased by $14,743 mainly due to fewer professional services required.

SUMMARY OF QUARTERLY RESULTS

	June 30, 2007	March 31, 2007	December 31, 2006	September 30, 2006	June 30, 2006	March 31, 2006	December 31, 2005	September 30, 2005
Net income (loss)	(180,868)	71,512	(91,279)	(231,111)	(199,561)	(106,085)	(73,320)	(204,999)
Net income (loss) per share	(0.005)	0.002	(0.003)	(0.007)	(0.007)	(0.005)	(0.004)	(0.012)

LIQUIDITY

At June 30, 2007 the Company had working capital of $2,521,385 which management considers sufficient to continue operations for the coming year. However, there are insufficient funds to meet all property commitments listed below, as they now stand. The Company will be seeking further funds, from private placements financings, to meet these commitments or may seek extensions to the exploration expenditure schedule. Also, in the longer term, in order to continue operations, and in particular, to fund ongoing expenditure commitments as set out in Note 4 of the notes to the financial statements, the Company will need to raise additional capital.

CAPITAL RESOURCES AND EXPLORATION EXPENDITURE COMMITMENTS

The Shell Creek, Heidi, Cheyenne, Albert Creek, May Creek and Englishman properties are held under option agreements. Under these agreements the Company must make various cash and stock payments and incur exploration expenditures by various deadlines. Details of these requirements are listed in the notes to the unaudited interim financial statements.

At the date of this report, all cash payments on the above six options were up to date and all share payments have been made. All exploration expenditure commitments have also been met.

Under the Englishman option, cash expenditure requirements for the year ahead are already met. Under the Shell creek option, all commitments are met except for 200,000 shares to be issued in 2008. Under the Heidi option agreement all commitments were met subsequent to year end. The Albert Creek, Antler Creek, Carswell and Redford properties have no further property acquisition expenditure requirements, beyond the standard assessment exploration, to remain in good standing. The 75% interest held in the Albert Creek property has been increased to a 100%.

OUTSTANDING SHARE CAPITAL

At June 30, 2007, the Company had the following number of securities outstanding:

Securities	Number	Exercise Price	Expiry Date
Common shares issued and outstanding	34,960,363	N/A	N/A
Share purchase warrants	5,665,000	$0.60-$0.70	24 Oct, 2007 to 21 Dec, 2007
Share purchase options	3,425,000	$0.35-$0.70	19 July, 2007 to 30 April 2009
Fully diluted share Capital	44,050,363	N/A	N/A

RELATED PARTY TRANSACTIONS

For details of related party transactions, the reader is directed to Note 9 and comments included in the June 30, 2007 unaudited interim financial statements. Additional details are as follows:

Logan Resources Ltd. pays a company controlled by the President of the Company, Seamus Young, $5,000 per month supervision fee for the evaluation, acquisition, maintenance and exploration of Logan’s mineral properties plus a per diem for supervision time spent at the properties; and $5,000 per month management fees for general office administration services including financing, liaison with professionals, continuous disclosure and general office functions.

International KRL Resources Corp. is a resource exploration company that has 4 common directors with Logan, including the President of both companies, Seamus Young. Amounts owed by Logan represent amounts billed under a cost sharing arrangement with the International KRL Resources Corp. for office space and administrative services.

EXPLORATION EXPENDITURES

The Company spent a total of $1,277,695 on exploration and acquisition of mineral properties in the current period. The focus of the work in the current period was on the Company’s Heidi mineral property located in the Yukon where expenditures totaled $1,020,798. A total of $256,897 was spent on the Company’s other mineral interests. Full details on exploration expenditures are disclosed in Note 4 accompanying the unaudited interim financial statements. See the mineral property update below, for further details of activities.

MINERAL INTERESTS UPDATE

ALBERT CREEK (British Columbia)

The Albert Creek property is located in the Laird Mining Division, in northern BC about 60 km west/southwest of Watson Lake, Yukon. The regional geology is favorable for two kinds of deposits- sedimentary exhalative (Sedex) Zn-Pb-Ag and Polymetalic manto Zn-Pb-Ag.

During the period, Logan earned the remaining 25% interest in the Albert Creek property. To exercise this final stage of the property option agreement, the Company issued a further 360,000 shares to the Optioners. Logan now has 100% interest in the Albert Creek property which has fifteen mineral claims subject to a 2% net smelter royalty (NSR). The Company has the right to acquire 50% of the NSR by paying $1,000,000.

The Albert Creek claims are in good standing until 2010 and Logan Resources Ltd. is seeking a joint venture partnership for the property.

ANTLER CREEK (British Columbia)

During the quarter, Logan completed a Max Min electromagnetic (EM) survey over the Antler Creek gold project. The survey identified a number of conductors which the Company intends to test with a diamond drill program. The survey also recorded several secondary responses on the transverses. The survey was completed by EarthWorks Geophysical Consultants, of White Rock, BC.

Logan has 100% interest in the Antler Creek project which is located in the historic Barkerville-Wells placer/lode camp in north central BC. The project consists of 49 claims over 1,600 hectares along strike from International Wayside’s Bonanza Gold Ledge zone. Three creeks which transect the property have produced placer gold.

Logan Resources Ltd. is seeking a joint venture partnership for the Antler Creek property.

CHEYENNE (Yukon)

The Cheyenne Gold Project is 65 km east of Dawson City, 1.5 km east of the Dempster Highway, and 30 km west of Logan’s Heidi gold property in the Mayo Mining District, Yukon Territory. In December 2005 Logan entered into a property option agreement with Shawn Ryan, of Dawson City, Yukon, to acquire a 100% interest, subject to a 2% NSR, in the property. For details on the option agreement refer to Note 4 to financial statements. Logan staked 152 more claims around the initial property optioned from Ryan and the Cheyenne gold project now consists of 364 mineral claims covering 7,430 hectares.

Logan plans to continue evaluating the Cheyenne property.

REDFORD (British Columbia)

The Redford Property is located 22km northeast of Ucluelet on Vancouver Island. The property is comprised of 25 claims covering 10,800 acres. The Company completed six diamond drill holes in 2004 on a principal target. Additional drilling is recommended on this property to test for gold, silver, PGE, copper, and cobalt. Four types of mineralization are found on the property; gold in quartz veins, copper-cobalt hosted in skarn deposits, copper-platinum-palladium hosted in Karmutsen volcanics, gold hosted epithermal quartz veins associated with shear zones.

Logan Resources Ltd. is seeking a joint venture partnership for the Redford property.

SHELL CREEK (Yukon)

The Shell Creek property is located 75 kilometre northwest of Dawson City, in the Dawson Mining District, in west-central Yukon Territory. In January 2003 Logan entered into a property option agreement with Shawn Ryan, of Dawson City, Yukon, to acquire a 100% interest, subject to a 2% NSR, in the Shell Creek Project. For details on the option agreement refer to Note 4 to financial statements. The property comprises 628 mineral claims covering 11,000 hectares.

Shell Creek’s Diamond Drill Program

During the quarter, Logan mobilized a diamond drill machine to the property in preparation for the 2007 diamond drill program. Subsequent to June 30, 2007, on July 26, 2007, Logan commenced drilling on the property to test its copper and gold targets.

HEIDI (Yukon)

The Heidi Property is located approximately 95 km east-northeast of Dawson, Yukon and approximately 30 km east of the Dempster Highway. In April 2003 Logan entered into a property option agreement with Shawn Ryan, of Dawson City, Yukon, to acquire a 100% interest, subject to a 2% NSR, in the Heidi Project. For details on the option agreement refer to Note 4 of financial statements. The property comprises 54 mineral claims covering 1,000 hectares. During the quarter, Logan staked an additional 166 claims, the property now comprises 220 claims.

Heidi’s Diamond Drilling Program

On May 8, 2007, the Company started its 2007 diamond drill program. The program will continue to evaluate the targets identified in 2005. Logan has now completed nineteen diamond drill holes on the Heidi property. The Company is waiting for assay results from the analytical laboratory.

CARSWELL DOME (Saskatchewan)

In 2005, the Company staked 2 claims on the Carswell Dome Formation, Athabasca Basin, Saskatchewan, covering an area of 7,552 hectares (18,661 acres). The Company optioned the property to ESO Uranium Corp. (formerly Essendon Solutions Inc.). Pursuant to the agreement dated March 15, 2005, the Company granted ESO Uranium Corp. (ESO) the option to earn 50% interest in uranium mineral claims. Refer to Note 4 of the financial statements for details on this option agreement.

Logan continues to negotiate terms of a joint venture with ESO.

MAY CREEK (Yukon)

On December 6, 2006, Logan acquired the May Creek silver project located in the Mayo Mining District in the Yukon Territory, 45 km west-northwest of the community of Mayo. The Company entered into an option agreement with Shawn Ryan of Dawson City, whereby Logan was granted an option to acquire a 100% interest in a mineral property consisting of 84 mineral claims of the May Creek Project. For details on the option agreement refer to Note 4 to the financial statements.

The May Creek property was discovered in 1922 and originally explored as a silver project. Exploration over the years identified multiple targets prospective for gold, copper, lead, zinc and silver. The property has never been drilled and Logan intends to evaluate the property during the 2007 exploration season.

May Creek’s Reverse Circulation Drill Program

During the quarter, Logan began a reverse circulation drill program on the May Creek property. The Company drilled a total of five reverse circulation holes. The samples were logged, riffle-split, and sent to the assay laboratory for analysis. The Company is still waiting on the assay results.

TURN RIVER (Yukon)

In March 2007, Logan and International KRL Resources Corp. jointly acquired the Turn River Project by staking. The property is located in the Cassiar Plateau, approximately 95 km northeast of Whitehorse in the Yukon Territory and has potential for uranium. The Turn River property consists of 2,220 claims, covering approximately 46,900 hectares. Each company has a 50% interest in the property.

Additional Staking At the Turn River Property

Subsequent to June 30, 2007, Logan and International KRL Resources Corp. staked an additional 1,311 claims prospective for nickel. The massive uranium and nickel project now consists of 3,531 claims over twelve independent blocks covering approximately 74,287 hectares (183,567 acres).

During the 2007 field season both Logan and International KRL Resources Corp. plan an airborne radiometric survey over the property.

ENGLISHMAN PROPERTY

In April 2007, Logan entered into an option agreement with 37999 Yukon Inc. of Whitehorse, Yukon Territory whereby the Company was granted an option to earn a 100% interest, subject to a 2% NSR, in the Englishman property, a uranium mineral exploration property. The property consists of 16 mineral claims covering 826 acres (334.5 hectares). It is located in the Watson Lake Mining District of the Yukon Territory, 160 km east of Whitehorse and 60 km northeast of Teslin.

The Englishman Property was originally staked as the ABBA claims by Urangesellschaft and Eldorado Nuclear in 1978-1979 as follow up to its regional reconnaissance radiometric survey. In 1979 Urangesellschaft conducted detailed airborne and ground radiometric surveys, mapping and sampling. The sampling program identified widespread stream silt uranium anomalies with silt samples returning values up to 5280ppm (0.528%) uranium and bedrock samples up to 900ppm (0.09%) uranium with anomalous lead and molybdenum. In the same year, Eldorado Nuclear added a large block of claims to the south and conducted mapping, radiometric surveying and geochemical sampling. In 1985, the GSC conducted a regional stream silt sampling program of the Yukon. The highest uranium value 481ppm (0.0481%) recovered for the entire program was found on this property. Refer to Note 4 to financial statement for details on the property option agreement.

SUBSEQUENT EVENTS

(a)	Pursuant to the Heidi property purchase agreement, the Company issued 150,000 shares at a price of $0.22 per share to the vendor.

(b)	The Company received payment for their METC claims from the Government in the amount of $113,958

(c)	The Company was reimbursed for expenses totaling $370,470 incurred in the Turn River project, according to an agreement with an independent third party.

RISKS AND UNCERTAINTIES

The Company’s financial success will, for the most part be dependent upon the discovery or acquisition of mineral resources and mineral reserves, and the economic viability of developing its properties. The market price for minerals and/or metals is volatile and cannot be controlled. There is no assurance that the Company’s mineral exploration activities will be successful. The exploration of mineral resources and mineral reserves involves many risks which even a combination of experience, knowledge and careful evaluation may not be able to overcome. The Company has no source of financing other than those identified in the previous sections.

DISCLAIMER

The information provided in this document is not intended to be a comprehensive review of all matters concerning the Company. The users of this information, including but not limited to investors and prospective investors, should read it in conjunction with all other disclosure documents provided including but not limited to all documents filed on SEDAR (www.SEDAR.com) No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented herein.

FORWARD LOOKING STATEMENTS

This MD&A contains forward-looking statements including but not limited to comments regarding the timing and content of upcoming operation and exploration plans and business development plans. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. Forward looking statements are usually identified by our use of certain terminology, including “will”, “believes”, “may”, “expects”, “should”, “seeks”, “anticipates” or “intends” or by discussions of strategy or intentions.

Forward looking statements used in this discussion are subject to various risks and uncertainties, most of which are difficult to predict and generally beyond the control of the Company. If risks or uncertainties materialize, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected. Forward looking statements in this document are not a prediction of future events or circumstances, and those future events or circumstances may not occur. Given these uncertainties, users of the information included herein, including investors and prospective investors are cautioned not to place undue reliance on such forward-looking statements.

ADDITIONAL INFORMATION

Additional information relating to the Company’s operations and activities can be found by visiting the Company’s website at www.loganresources.ca and by accessing the Company’s news releases and filings on the SEDAR website: www.sedar.com and SEC website: www.sec.gov

LOGAN RESOURCES LTD.
Suite 1640 - 1066 WEST HASTINGS STREET
VANCOUVER
BRITISH COLUMBIA
V6E 3X1
TEL: (604) 689-0299
FAX: (604) 689-0288
TOLL FREE- CANADA: 1(877) 689-6130
TOLL FREE- USA: 1(800) 665-3772

CORPORATE INFORMATION

1.	DIRECTORS

Seamus Young, Vancouver, British Columbia
Peter F. Cummings, Delta, British Columbia
Judith T. Mazvihwa, Vancouver, British Columbia
F. Charles Vickers, Jr., Dallas, Texas
Clifford H. Frame, Toronto, Ontario

2.	OFFICERS

Seamus Young, President and CEO
Judith T. Mazvihwa, CFO
Michael W. Hibbitts, VP Exploration

3.	REGISTERED OFFICE AND LEGAL COUNSEL

Miller Thomson LLP
Robson Court
1000-840 Howe Street
Vancouver, BC
V6Z 2M1

4.	AUDITORS

Manning Elliott, LLP Chartered Accountants
11th Floor
1050 West Pender Street
Vancouver, BC
V6E 3S7

5.	TRADE SYMBOL

LGR-V TSX-Venture
LGREF- PK (USA)

     Form 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Seamus Young, President and Chief Executive Officer of Logan Resources Ltd., certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Logan Resources Ltd. (the issuer) for the period ending June 30, 2007;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: August 29, 2007

__”Seamus Young”______
Seamus Young
President and Chief Executive Officer

     Form 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Judith T. Mazvihwa, Chief Financial Officer of Logan Resources Ltd., certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Logan Resources Ltd. (the issuer) for the period ending June 30, 2007;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: August 29, 2007

__”Judith T. Mazvihwa”______
Judith T. Mazvihwa
Chief Financial Officer

LOGAN RESOURCES LTD.
(An Exploration Stage Company)

INTERIM FINANCIAL STATEMENTS
SIX MONTHS ENDED SEPTEMBER 30, 2007
(UNAUDITED – PREPARED BY MANAGEMENT)

The financial statements for the six-month period ended September 30, 2007 have not been reviewed by the Company’s auditors.

LOGAN RESOURCES LTD.
(An Exploration Stage Company)
INTERIM BALANCE SHEETS
(UNAUDITED – PREPARED BY MANAGEMENT)

	September 30	March 31
	2007	2007
	- $ -	- $ -
A S S E T S
CURRENT ASSETS
Cash	398,736	923,763
Short-term investment	-	160,259
Short-term investments committed for mineral exploration	-	1,839,741
Amounts receivable	344,164	399,278
Marketable securities	136,160	87,080
Prepaid expenses	77,146	492,683
Due from related parties (Note 9)	79,636	303,339
	1,035,842	4,206,143
PROPERTY BONDS	5,000	5,000
EQUIPMENT ADVANCE - Due from related parties (Note 9)	301,400	-
CAPITAL ASSETS (Note 3)	128,760	38,284
MINERAL INTERESTS (Note 4)	6,457,184	4,124,379
	7,928,186	8,373,806

L I A B I L I T I E S
CURRENT LIABILITIES
Accounts payable and accruals	106,181	103,739
Related parties (Note 9)	100,480	53,254
	206,661	156,993
SHAREHOLDERS’ EQUITY
SHARE CAPITAL (Note 5)	10,870,382	10,705,182
CONTRIBUTED SURPLUS	1,048,611	808,555
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	49,080	-
DEFICIT	(4,246,548)	(3,296,924)
	7,721,525	8,216,813
	7,928,186	8,373,806

APPROVED BY THE DIRECTORS

Signed: “Seamus Young”

Signed: “Judith Mazvihwa”

- See Accompanying Notes -

LOGAN RESOURCES LTD.
(An Exploration Stage Company)
INTERIM STATEMENTS OF COMPREHENSIVE LOSS AND DEFICIT
(UNAUDITED – PREPARED BY MANAGEMENT)

	Three Months Ended		Six Months Ended
	September 30		September 30
	2007	2006	2007	2006
	- $ -	- $ -	- $ -	- $ -

EXPENSES
Administration salaries	39,968	107,268	93,662	154,797
Amortization	3,751	3,093	8,604	6,186
Management fees	15,000	15,000	30,000	30,000
Office and miscellaneous	52,650	39,740	76,454	64,260
Professional fees	16,377	18,945	32,447	49,758
Transfer agent and filing fees	6,125	7,077	10,100	37,667
Business development	40,669	38,985	103,250	114,061
Stock based compensation	215,031	150,759	240,056	150,759

	389,571	380,867	594,573	607,488

LOSS BEFORE OTHER INCOME	(389,571)	(380,867)	(594,573)	(607,488)

OTHER INCOME (EXPENSE)
Gain on sale of marketable securities	-	100,664	-	100,664
Interest income	19,338	49,092	43,472	80,102
Impairment of mineral properties	(398,523)	-	(398,523)
Impairment loss on marketable securities	-	-	-	(3,950)

NET LOSS FOR PERIOD	(768,756)	(231,111)	(949,624)	(430,672)
DEFICIT, BEGINNING OF PERIOD	(3,477,792)	(4,390,075)	(3,296,924)	(4,190,514)

DEFICIT, END OF PERIOD	(4,246,548)	(4,621,186)	(4,246,548)	(4,621,186)

NET LOSS PER SHARE	(0.022)	(0.007)	(0.027)	(0.014)

WEIGHTED AVERAGE SHARES
OUTSTANDING	35,100,580	31,661,037	34,973,423	29,999,800

SUPPLEMENTAL COMPREHENSIVE LOSS INFORMATION

Net Loss	(768,756)		(949,624)
Decrease in fair value of available for
sale securities	(47,500)		(47,500)
Comprehensive loss	(816,256)		(997,124)

- See Accompanying Notes -

LOGAN RESOURCES LTD.
(An Exploration Stage Company)
INTERIM STATEMENTS OF CASH FLOWS
(UNAUDITED – PREPARED BY MANAGEMENT)

	Three Months Ended		Six Months Ended
	September 30		September 30
	2007	2006	2007	2006
	- $ -	- $ -	- $ -	- $ -

Operating Activities:
Net loss for the period	(768,756)	(231,111)	(949,624)	(430,672)
Items not involving cash:
Amortization	3,751	3,093	8,604	6,186
Gain on sale of marketable securities	-	(100,664)	-	(100,664)
Impairment loss on marketable securities	-	-	-	3,950
Impairment loss on mineral interests	398,523	-	398,523	-
Stock-based compensation	215,031	150,759	240,056	150,759

Changes in non-cash working capital
Amounts receivable	66,561	(50,311)	87,513	(93,244)
Prepaid expenses	33,501	(34,500)	415,537	36,167
Accounts payable and accrued liabilities	(136,710)	115,458	2,442	283,657
Due from related parties	152,674	(10,650)	73,670	(10,650)
Due to related parties	86,711	16,185	47,226	(97,836)
Net cash provided by/(used in) operating
activities	51,286	(141,741)	323,947	(321,347)

Investing Activities:
Proceeds of short term investments	1,500,000	-	2,000,000	50,000
Proceeds on sale of marketable securities	-	112,664	-	112,664
Equipment advance-Due from related
parties	-	-	(151,367)	-
Acquisition of property and equipment	-	-	(99,080)	(19,206)
Acquisition of and expenditures on mineral
properties	(1,320,832)	(816,026)	(2,598,527)	(1,328,786)
Net cash used in investing activities	179,168	(703,362)	(848,974)	(1,185,328)

Financing Activities:
Proceeds from issuance of shares	-	350,000	-	5,084,575
Share issuance costs	-	-	-	(145,134)
Share subscriptions received	-	28,750	-	130,000
Net cash provided by financing activities	-	378,750	-	5,069,441

Increase (decrease) in cash during period	230,454	(466,353)	(525,027)	3,562,766
Cash at beginning of period	168,282	4,545,624	923,763	516,505

Cash at end of period	398,736	4,079,271	398,736	4,079,271

Cash and Cash Equivalents consist of:
Cash	398,736	1,580,758	398,736	1,580,758
Cash committed for mineral exploration	-	2,498,513	-	2,498,513
	398,736	4,079,271	398,736	4,079,271

Non-cash Investing and Financing Activities
Shares for property options	132,200	100,000	165,200	100,000
Issuance of shares for finders’ fees	-	-	-	233,750
Supplementary disclosures:
Interest paid	-	-	-	-
Income taxes paid	-	-	-	-

- See Accompanying Notes -

LOGAN RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
THREE MONTH ENDED SEPTEMBER 30, 2007
(UNAUDITED – PREPARED BY MANAGEMENT)

1.	NATURE OF OPERATIONS AND CONTINUANCE OF BUSINESS

The Company is in the business of acquiring and exploring mineral properties. There has been no determination whether properties held contain ore reserves, which are economically recoverable. In the ordinary course of business, the Company sells or options property interests to third parties, accepting as consideration cash and/or securities of the acquiring party.

The recoverability of valuations assigned to mineral properties is dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s interest in the properties, the ability to obtain necessary financing to complete development, and future profitable production or proceeds from disposition.

These financial statements have been prepared on the going concern basis which implies that the Company will continue realizing its assets and discharging its liabilities in the normal course of business, and do not reflect any adjustments that may be necessary if the Company is unable to continue as a going concern. The ability to continue as a going concern is dependent upon the Company achieving profitable operations, and/or securing adequate additional financing.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for financial statements and on a basis consistent with the policies set out in the Company’s annual audited financial statements for the year ended March 31, 2007. However, certain disclosures required for annual financial statements have not been included. Accordingly, these unaudited interim financial statements should be read in conjunction with the Company’s audited financial statements including the notes thereto for the year ended March 31, 2007.

a)	Marketable Securities

The carrying amount of marketable securities is reduced to market value when the decline in value is other than temporary. As at September 30, 2007, the fair market value of the securities held was $136,160 (March 31, 2007 - $277,010).

b)	Financial Instruments

On July 1, 2007, the Company adopted CICA Section 1530, Comprehensive Income, Section 3855, Financial Instruments – Recognition and Measurement, Section 3861, Financial Instruments – Disclosure and Presentation and Section 3865, Hedges. These new standards increased harmonization between U.S. and Canadian GAAP.

Under U.S. and Canadian GAAP, portfolio investments are classified as available-for-sale securities, which are carried at market value. The resulting unrealized gains or losses are included in the determination of comprehensive income, net of income taxes where applicable. Prior to adopting Section’s 3855 and 1530, these investments were carried at their original cost less provisions for impairment under Canadian GAAP. Upon adoption, the Company recorded a retroactive balance representing the unrealized gains on available- for-sale securities of $96,580 at July 1, 2007 as accumulated comprehensive income.

The change in the fair market value of available-for-sale securities was $47,500 for the three month period ended September 30, 2007 and was a component of comprehensive loss.

LOGAN RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
THREE MONTH ENDED SEPTEMBER 30, 2007
(UNAUDITED – PREPARED BY MANAGEMENT)

3.	CAPITAL ASSETS

				March 31
		September 30, 2007		2007
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value
	- $ -	- $ -	- $ -	- $ -

Automotive	33,080	2,729	30,351	10,102
Computer equipment	3,254	2,947	307	713
Field equipment	22,216	7,059	15,157	17,934
Storage facility	75,000	-	75,000	-
Office furniture and equipment	12,438	5,531	6,907	8,151
Software	2,769	1,731	1,038	1,384
	148,757	19,997	128,760	38,284

4.	MINERAL INTERESTS

A summary of expenditures incurred relating to the Company’s mineral interests is as follows:

		September 30	Current	March 31
		2007	expenditures	2007
		- $ -	- $ -	- $ -
a)	Albert Creek, British Columbia
	Acquisition costs	155,957	115,200	40,757
	Cumulative exploration expenditures	148,058	-	148,058
	Assay	8,419	203	8,216
	Equipment rental	4,600	-	4,600
	Field supervision	10,500	1,250	9,250
	Geologist	820	-	820
	Helicopter	13,365	-	13,365
	Licenses and permits	312	-	312
	Line cutting	47,811	-	47,811
	Miscellaneous	4,030	-	4,030
	Surveys	8,585	-	8,585
	Transportation	1,906	-	1,906
	Recoveries	(100,000)	-	(100,000)
	METC claim	(40)	-	(40)
		304,323	116,653	187,670
b)	Antler Creek, British Columbia
	Acquisition costs	28,773	-	28,773
	Cumulative exploration expenditures	28,899	-	28,899
	Assay	121	-	121
	Filing and recording	14,686	642	14,044
	Geophysical	12,243	1,950	10,293
	Miscellaneous	139	139	-
	Mobilization	13,360	13,360	-
	Supervision	4,250	2,750	1,500
	Surveys	3,405	-	3,405
	Support wages	1,865	1,865	-
	METC claim	(17,710)	(16,269)	(1,441)
		90,031	4,437	85,594
c)	Carswell, Saskatchewan
	Cumulative exploration expenditures	-	-	-
	Mapping	1,250	-	1,250
	Supervision	11,250	2,250	9,000
	Option payments received	(43,000)	-	(43,000)
	Gain on option payments received	32,750	-	32,750
		2,250	2,250	-

LOGAN RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
THREE MONTH ENDED SEPTEMBER 30, 2007
(UNAUDITED – PREPARED BY MANAGEMENT)

4.	MINERAL INTERESTS (Continued)

		September 30	Current	March 31
		2007	expenditures	2007
		- $ -	- $ -	- $ -
d)	Cheyenne, Yukon
	Acquisition costs	248,855	-	248,855
	Accommodation and meals	3,629	-	3,629
	Assay	6,174	-	6,174
	Camp supplies	2,580	-	2,580
	Equipment rental	3,000		3,000
	Fuel	22,931	-	22,931
	Geologist	52,096	3,081	49,015
	Geophysics	27,059	17,721	9,338
	Helicopter	28,332	-	28,332
	License permits and filing	500	-	500
	Mapping	8,107	-	8,107
	Miscellaneous	1,626	166	1,460
	Supervision	14,812	1,500	13,312
	Support wages	2,530	-	2,530
	Surveys	3,185	-	3,185
	Transportation	5,149	-	5,149
	METC claim	(12,175)	-	(12,175)
		418,390	22,468	395,922
e)	Heidi, Yukon
	Acquisition costs	440,129	69,625	370,504
	Cumulative exploration expenditures	49,768	-	49,768
	Accommodation and meals	136,316	49,472	86,844
	Assay	38,548	32,641	5,907
	Camp supplies	29,285	14,728	14,557
	Diamond drilling	484,733	425,323	59,410
	Equipment rental	12,708	12,708	-
	Fuel	275,841	208,484	67,357
	Geologist	169,720	71,742	97,978
	Geophysics	108,339	108,339	-
	Helicopter	600,792	279,904	320,888
	Licenses and permits	7,541	5,041	2,500
	Mapping	723	-	723
	Miscellaneous	18,668	12,713	5,955
	Supervision	24,596	7,750	16,846
	Surveys	1,545	-	1,545
	Transportation	56,912	46,185	10,727
	Wages	156,047	114,670	41,377
	Tax credits recoverable	(82,507)	-	(82,507)
		2,529,704	1,459,325	1,070,379
f)	Redford, British Columbia
	Acquisition costs	32,288	-	32,288
	Cumulative exploration expenditures	260,043	-	260,043
	Assay	363	-	363
	Supervision	2,750	500	2,250
		295,444	500	294,944

LOGAN RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
THREE MONTH ENDED SEPTEMBER 30, 2007
(UNAUDITED – PREPARED BY MANAGEMENT)

4.	MINERAL INTERESTS (Continued)

		September 30	Current	March 31
		2007	expenditures	2007
		- $ -	- $ -	- $ -
g)	Shell Creek, Yukon
	Acquisition costs	422,081	-	422,081
	Cumulative exploration expenditures	107,368	-	107,368
	Accommodation and meals	146,166	45,192	100,974
	Assay	80,357	13,018	67,339
	Camp supplies	49,729	15,549	34,180
	Diamond drilling	485,115	325,604	159,511
	Equipment rental	20,448	5,967	14,481
	Filing fees	21,438	-	21,438
	Fuel	119,102	51,569	67,533
	Geochem surveys	15,516	-	15,516
	Geologist	275,380	123,170	152,210
	Geophysics	79,600	65,990	13,610
	Helicopter	720,848	245,767	475,081
	Licenses and permits	3,400	-	3,400
	Line cutting	13,400	-	13,400
	Mapping	2,036	-	2,036
	Miscellaneous	26,238	9,554	16,684
	Mobilization	3,468	-	3,468
	Supervision	47,259	5,500	41,759
	Surveys	143,206	-	143,206
	Travel	77,049	25,360	51,689
	Wages	147,231	114,858	32,373
	Tax credits recoverable	(211,893)	(16,130)	(195,763)
		2,794,542	1,030,968	1,763,574
h)	May Creek, Yukon
	Acquisition Costs	80,576	2,576	78,000
	Accommodation and meals	9,298	9,298	-
	Assay	1,753	1,753	-
	Camp supplies	2,463	2,463	-
	Diamond Drilling	94,228	94,228	-
	Fuel	38,781	38,217	564
	Geologist	12,871	10,125	2,746
	Geophysics	475	-	475
	Helicopter	149,006	144,131	4,875
	Mapping	515	-	515
	Miscellaneous	363	363	-
	Supervision	7,250	4,500	2,750
	Travel	1,250	1,250	-
	Wages	808	808	-
	Tax credits recoverable	(1,114)	-	(1,114)
	Property abandoned	(398,523)	(398,523)	-
		-	(88,811)	88,811
j)	Turn River, Yukon
	Acquisition costs	370,469	132,984	237,485
	Option payment received	(370,469)	(370,469)	-
	Net Acquisition costs	-	(237,485)	237,485

k)	Englishman, Yukon
	Acquisition costs	22,000	22,000	-
	Supervision	500	500	-
		22,500	22,500	-

Total Exploration Expenditures		6,457,184	2,332,805	4,124,379

LOGAN RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
THREE MONTH ENDED SEPTEMBER 30, 2007
(UNAUDITED – PREPARED BY MANAGEMENT)

4.	MINERAL INTERESTS (Continued)

	a)	Albert Creek Property (Liard Mining Division, B.C.)

Pursuant to an option agreement with two individuals, including the President of the Company, the Company owns the right to earn a 100% interest, subject to a 2% net smelter royalty (“NSR”), in fifteen mineral claims (159 units). This option (as amended on April 15, 2004) is exercisable in three stages. The first stage (51%) has been completed by paying $10,000 of out-of-pocket staking costs (paid by issuing 100,000 shares at $0.10 per share) and incurring $75,000 of exploration expenditures. The second stage (24%) has been completed by issuing 240,000 shares at a fair value of $0.10 per share, and incurring a further $100,000 of exploration expenditures. The third stage (25%), was completed by issuing 360,000 shares. The Company have the right to acquire 50% of the NSR royalty by paying $1,000,000 to the Optionors.

	b)	Antler Creek Property (Cariboo Mining Division, B.C.)

The Antler Creek property consists of 49 claims representing 64 units. The Company holds a 100% interest in the property, subject to a 2% NSR royalty, held by two individuals, including the son of the President of the Company.

	c)	Carswell Property (Saskatchewan)

In fiscal 2005, the Company staked 2 claims covering a total area of 7,552 hectares on the Carswell Dome Formation, Saskatchewan.

Pursuant to an option agreement dated March 2, 2005, the Company granted an option to a third party to earn a 50% interest in the Carswell Property. To earn this interest the Optionee paid $25,000 cash and must issue 200,000 of its shares and incur a total of $300,000 in exploration expenditures as follows:

Share consideration to be made:

(i) 100,000 shares to be issued upon acceptance of the Option Agreement by the TSX Venture Exchange (issued);

(ii) a further 50,000 shares to be issued on or before March 14, 2006 (issued) and

(iii) a further 50,000 shares to be issued on or before March 14, 2007 (issued).

Exploration expenditures to be incurred:

(i) $25,000 on or before March 14, 2006 (incurred);

(ii) a further $50,000 on or before March 14, 2007 (incurred);

(iii) a further $75,000 on or before March 14, 2008 and

(iv) a further $150,000 on or before March 14, 2009.

Upon completion of the above expenditures a joint venture will be entered into between the parties.

LOGAN RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
THREE MONTH ENDED SEPTEMBER 30, 2007
(UNAUDITED – PREPARED BY MANAGEMENT)

4.	MINERAL INTERESTS (Continued)

	d)	Cheyenne Property (Mayo Mining District, Yukon Territory)

The Cheyenne property consists of 364 mineral claims in the Mayo Mining District, Yukon Territory. The Company holds a 100% interest in the property, subject to a 2% NSR royalty. In order to exercise the option the Company must pay $300,000, issue 1,000,000 common shares and incur $500,000 of exploration expenditures, all in stages over a period of four years as follows:

Cash considerations to be made:

		(i)	$10,000 paid upon acceptance of the Option Agreement by the TSX Venture Exchange (paid);

		(ii)	a further $40,000 paid on or before June 21,2006 (paid);

		(iii)	a further $50,000 to be paid on or before December 23, 2006 (paid);

		(iv)	a further $60,000 to be paid on or before December 23, 2007;

		(v)	a further $70,000 to be paid on or before December 23, 2008;

		(vi)	a further $70,000 to be paid on or before December 23, 2009.

Share considerations to be made:

		(i)	200,000 shares issued within 5 days of TSX Venture Exchange approval (issued);

		(ii)	200,000 shares to be issued on or before December 23, 2006 (issued);

		(iii)	200,000 shares to be issued on or before December 23, 2007;

		(iv)	200,000 shares to be issued on or before December 23, 2008; and

		(v)	200,000 shares to be issued on or before December 23, 2009.

Exploration expenditures to be incurred:

		(i)	$100,000 in 2007 (incurred);

		(ii)	$100,000 in 2008;

		(iii)	$150,000 in 2009; and

		(iv)	$150,000 in 2010.

The Company will have the right to purchase 50% of the NSR royalty retained by the Optionor prior to the Commercial Production Date, for a purchase price of $2,000,000 and the right of first refusal on the remaining 50%.

If the property is not in production by March 1, 2015, advance royalty payments will be made as follows:

		(i)	$25,000 on March 1, 2015;

		(ii)	$25,000 on March 1, 2016;

		(iii)	$25,000 on March 1, 2017; and

		(iv)	$25,000 on March 1, 2018.

LOGAN RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
THREE MONTH ENDED SEPTEMBER 30, 2007
(UNAUDITED – PREPARED BY MANAGEMENT)

4.	MINERAL INTERESTS (Continued)

e)	Heidi Property (Mayo Mining District, Yukon Territory)

The Heidi property consists of 220 mineral claims in the Mayo Mining District, Yukon Territory. A total of 200 claims were acquired through staking and the remaining 20 are held pursuant to an option agreement dated April 8, 2003 that gives the Company the right to acquire a 100% interest, subject to a 2% NSR royalty. In order to exercise the option, the Company must pay a total of $180,000 cash consideration, issue a total of 1,000,000 shares and incur exploration expenditures aggregating $600,000 as follows:

Cash considerations to be made:

(i)	$15,000 paid upon acceptance of the Option Agreement by the TSX Venture Exchange (paid);

(ii)	a further $10,000 paid on or before July 15, 2003 (paid);

(iii)	a further $15,000 paid on or before January 15, 2004 (paid);

(iv)	a further $15,000 paid on or before July 15, 2004 (paid);

(v)	a further $17,500 paid on or before January 15, 2005 (paid);

(vi)	a further $17,500 paid on or before July 15, 2005 (paid);

(vii)	a further $20,000 paid on or before January 15, 2006 (paid);

(viii)	a further $20,000 to be paid on or before July 15, 2006 (paid);

(ix)	a further $25,000 to be paid on or before January 15, 2007 (paid); and

(x)	a further $25,000 to be paid on or before July 15, 2007 (paid).

Share considerations to be made:

(i)	100,000 shares issued upon acceptance of the Option Agreement by the TSX Venture Exchange (issued);

(ii)	100,000 shares issued on or before July 15, 2003 (issued);

(iii)	50,000 shares issued on or before January 15, 2004 (issued);

(iv)	50,000 shares issued on or before July 15, 2004 (issued);

(v)	100,000 shares issued on or before January 15, 2005 (issued);

(vi)	100,000 shares issued on or before July 15, 2005 (issued);

(vii)	100,000 shares issued on or before January 15, 2006 (issued);

(viii)	100,000 shares to be issued on or before July 15, 2006 (issued);

(ix)	150,000 shares to be issued on or before January 15, 2007 (issued); and

(x)	150,000 shares to be issued on or before July 15, 2007 (issued).

Exploration expenditures to be incurred:

(i)	$75,000 by April 8, 2004 (date extended by the Optionor);

(ii)	$175,000 in aggregate by April 8, 2005 (date extended by the Optionor);

(iii)	$300,000 in aggregate by April 8, 2006 (incurred);

(iv)	$450,000 in aggregate by April 8, 2007 (incurred); and

(v)	$600,000 in aggregate by April 8, 2008 (incurred).

The Company will have the right to purchase 50% of the NSR royalty retained by the Optionor for a purchase price $2,000,000 and the right of first refusal on the remaining 50%.

f)	Redford Property (Alberni Mining Division, B.C.)

The Company has a 100% interest in 25 claims (432 units) in the Alberni Mining Division, B.C.

LOGAN RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
THREE MONTH ENDED SEPTEMBER 30, 2007
(UNAUDITED – PREPARED BY MANAGEMENT)

4.	MINERAL INTERESTS (Continued)

	g)	Shell Creek Property (Dawson Mining District, Yukon Territory)

The Shell Creek property consists of 628 mineral claims in the Dawson Mining District, Yukon Territory. A total of 558 claims were acquired through staking and the remaining 70 are held pursuant to an option agreement dated January 1, 2003, that gives the Company the right to earn a 100% interest, subject to a 2% NSR royalty. In order to exercise the option, the Company must pay a total of $155,000 cash consideration, issue a total of 1,000,000 shares and incur exploration expenditures aggregating $1,550,000 as follows:

Cash considerations to be made:

		(i)	$10,000 paid to cover certain expenditures (paid);

		(ii)	a further $15,000 paid upon acceptance of the option agreement by the TSX Venture Exchange (paid);

		(iii)	a further $25,000 paid on or before January 1, 2004 (paid);

		(iv)	a further $30,000 paid on or before January 1, 2005 (paid);

		(v)	a further $35,000 paid on or before January 1, 2006 (paid); and

		(vi)	a further $40,000 to be paid on or before January 1, 2007 (paid).

Share considerations to be made:

		(i)	100,000 shares issued upon acceptance of the Option Agreement by the TSX Venture Exchange (issued);

		(ii)	a further 100,000 shares issued on or before July 1, 2003 (issued);

		(iii)	a further 200,000 shares issued on or before January 1, 2004 (issued);

		(iv)	a further 100,000 shares issued on or before January 1, 2005 (issued);

		(v)	a further 100,000 shares issued on or before January 1, 2006 (issued);

		(vi)	a further 200,000 shares to be issued on or before January 1, 2007 (issued); and

		(vii)	a further 200,000 shares to be issued on or before January 1, 2008.

Exploration expenditures to be incurred:

		(i)	$150,000 before January 1, 2004 (incurred);

		(ii)	$350,000 in aggregate before January 1, 2005 (incurred);

		(iii)	$650,000 in aggregate before January 1, 2006 (incurred);

		(iv)	$1,050,000 in aggregate before January 1, 2007 (incurred); and

		(v)	$1,550,000 in aggregate before January 1, 2008.

The Company will have the right to purchase 50% of the NSR royalty retained by the Optionor for a purchase price of $2,000,000 and the right of first refusal on the remaining 50%.

	h)	May Creek Property (Mayo District, Yukon Territory)

During the period, the Company terminated its Option Agreement Dated August 1, 2006. Accordingly all related expenditures have been written off at September 30, 2007.

LOGAN RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
THREE MONTH ENDED SEPTEMBER 30, 2007
(UNAUDITED – PREPARED BY MANAGEMENT)

4.	MINERAL INTERESTS (Continued)

	i)	Turn River Property, ( Cassiar Plateau, Yukon Territory)

During February 2007 the Company and International KRL Resources Corp., related by common directors, acquired 50% each, by staking in the Cassiar Plateau, Yukon Territory, 2,220 claims, covering 46,941 hectares, which includes twelve distinct project areas.

The Company received $370,469 in recovery of it’s acquisition costs from a non-related company pursuant to earn a 50% share in the Turn River Property.

The Company has signed an agreement with a non-related company granting the company the option to earn a 50% interest in the Turn River Project for $7.5 million in staged exploration expenditures. The company has assigned its option to another company.

If, as currently planned, that company spends $1 million in year 1, $1 million in year 2, $1.5 million in year 3 and $2 million in years 4 and 5 for a total of $7.5 million, then that company will own 50% of the Turn River Project.

	j)	Englishman Property, (Watson Lake, Yukon Territory)

The Englishman property consists of 16 mineral claims in the Watson Lake Mining District, Yukon Territory and are held pursuant to an option agreement executed March 27, 2007, that gives the Company the right to earn a 100% interest, subject to a 2% NSR royalty upon Exchange review and acceptance. In order to exercise the option, the Company must pay a total of $50,000 cash consideration, issue a total of 250,000 shares and incur exploration expenditures aggregating $350,000 as follows:

Cash considerations to be made:

(i) $5,000 upon signing the letter of intent (paid);

(ii) a further $10,000 to be paid on or before February 1, 2008;

(iii) a further $15,000 to be paid on or before February 1, 2009; and

(iv) a further $20,000 to be paid on or before February 1, 2010;

Share considerations to be made:

(i) 50,000 shares issued upon acceptance of the Option Agreement by the TSX Venture Exchange (issued);

(ii) a further 50,000 shares to be issued on or before February 1, 2008; (iii) a further 50,000 shares to be issued on or before February 1, 2009; and (iv) a further 100,000 shares to be issued on or before February 1, 2010.

Exploration expenditures to be incurred:

(i) $50,000 before February 1, 2008;

(ii) $150,000 in aggregate before February 1, 2009;

(iii) $350,000 in aggregate before February 1, 2010;

The Company will have the right to purchase 50% of the NSR royalty retained by the Optionor for a purchase price of $2,000,000 and the right of first refusal on the remaining 50%.

The Company applies for Mining Exploration Tax Credits ("METC") on qualifying mineral exploration expenditures incurred. METC’s totalling $211,481 were accrued at September 30, 2007 (March 31, 2007 - $293,040).

LOGAN RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
THREE MONTH ENDED SEPTEMBER 30, 2007
(UNAUDITED – PREPARED BY MANAGEMENT)

5.	SHARE CAPITAL

Authorized

100,000,000 common shares without par value

Issued and outstanding:

	# of shares	- $ -

Balance - March 31, 2006	21,581,863	6,370,101
Issued during fiscal 2007 for:
Cash:
Flow-through brokered private placement	6,250,000	3,437,500
Non-flow-through brokered private placement	1,250,000	625,000
Non-flow-through private placement	1,000,000	500,000
Flow-through private placement	1,270,000	508,000
Stock options exercised	225,000	90,000
Warrants exercised	1,706,000	640,850
Mineral property option payments	800,000	285,000
Finders’ fees	467,500	233,750
Agent warrants	-	(266,685)
Share issuance costs	-	(428,721)
Fair value of stock options exercised transferred from contributed surplus	-	54,416
Flow-through shares renunciation	-	(1,344,029)

Balance – March 31, 2007	34,550,363	10,705,182

Issued during period ending September 30, 2007 for:
Mineral property option payments	560,000	165,200

Balance – September 30, 2007	35,110,363	10,870,382

For the period ended September 30, 2007:

(a)	Pursuant to the mineral property option agreements, the Company issued 560,000 shares at fair value ranging from $0.22 to $0.34 per share for a total fair value of $165,200.

For the year ended March 31, 2007:

(a)	On April 25, 2006 the Company issued 6,250,000 flow-through units through a brokered private placement at a price of $0.55 per unit. Each flow through unit consists of one flow-through common share and one half non-flow-through share purchase warrant with one whole share purchase warrant exercisable at a price of $0.70 per share for a period of eighteen months.

On April 25, 2006, the Company also issued 1,250,000 non-flow-through-units through a brokered private placement at a price of $0.50 per unit. Each non-flow-through-unit consists of one non-flow-through common share and one half non-flow-through share purchase warrant with one whole share purchase warrant exercisable at a price of $0.70 per share for a period of eighteen months.

In connection with the private placement, the Company paid $102,500 in finders’ fees, issued 445,000 non- flow through finder’s units with the same terms and conditions as the financing and 750,000 finder’s warrants. Each finder’s warrant entitles the holder to purchase one non-flow-through common share for $0.70 per share for up to eighteen months. The fair value of the share portion of the finder’s units are $222,500 recorded as finders’ fees and $60,942 for the warrant portion calculated under the Black-Scholes model, recorded as a share issuance cost. The fair value of the finder’s warrants under the Black-Scholes model was $195,423, recorded as a share issuance cost.

LOGAN RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
THREE MONTH ENDED SEPTEMBER 30, 2007
(UNAUDITED – PREPARED BY MANAGEMENT)

5.	SHARE CAPITAL (Continued)

For the year ended March 31, 2007: (Continued)

	(b)	On May 1, 2006 the Company issued 1,000,000 non-flow-through-units through a non-brokered private placement at a price of $0.50 per unit. Each non-flow-through-unit consists of one non-flow-through common share and one half non-flow-through share purchase warrant with one whole share purchase warrant exercisable at a price of $0.70 per share for a period of eighteen months. In connection with the private placement, the Company paid $6,000 and issued 22,500 non-flow-through common shares at a fair value of $0.50 per share as finders’ fees.

	(c)	On December 22, 2006 the Company issued 1,270,000 flow-through units through a private placement at a price of $0.40 per unit. Each flow-through unit consists of one share and one quarter non-flow-through share purchase warrant with one whole share purchase warrant exercisable at a price of $0.60 per share for a period of twelve months. In connection with the private placement, the Company paid $30,480 in finders’ fees and issued 125,000 finder’s warrants with the same terms and conditions as the financing. The fair value of the finder’s warrants under the Black-Scholes model was $10,320, recorded as a share issuance cost.

	(d)	In the current year 225,000 options were exercised at $0.40 per share for proceeds of $90,000. The fair value when granted of $54,416 was transferred to share capital from contributed surplus to reflect the exercise of these options.

	(e)	In the current year 1,706,000 warrants were exercised at prices ranging from $0.35 to $0.40 per share for proceeds of $640,850.

	(f)	Pursuant to the mineral property option agreements, the Company issued 800,000 shares at fair value ranging from $0.30 to $0.38 per share for a total fair value of $285,000.

	(g)	Of the shares issued during 2006, 7,520,000 were issued on a flow-through basis whereby the Company is committed to spend $3,939,123 of Canadian exploration expenditures (“CEE”) over two years and has renounced this amount to the shareholders.

6.	STOCK OPTIONS

At September 30, 2007, the following stock options were outstanding

Number of	Exercise Price
Options	$	Expiry date

650,000	0.50	February 01, 2008
150,000	0.50	March 3, 2008
100,000	0.50	May 26, 2008
525,000	0.70	May 26, 2008
250,000	0.45	July 5, 2008
100,000	0.35	September 18, 2008
650,000	0.37	March 23, 2009
400,000	0.40	April 30, 2009
825,000	0.45	September 28, 2009

3,650,000

The fair value for stock options granted this period was estimated using the Black-Scholes option pricing model assuming no expected dividends and the following weighted average assumptions:

Interest rate	4.54% - 4.10%
Term of options	2 Years
Volitality	85% - 94%

LOGAN RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
THREE MONTH ENDED SEPTEMBER 30, 2007
(UNAUDITED – PREPARED BY MANAGEMENT)

7.	SHARE PURCHASE WARRANTS

At September 30, 2007, the following Share purchase warrants were outstanding

Number of	Exercise Price
Warrants	$	Expiry date

972,500	0.70	October 24, 2007
442,500	0.60	December 21, 2007
3,750,000	0.70	April 24, 2008
500,000	0.70	April 30, 2008

5,665,000

8.	CONTRIBUTED SURPLUS

The following table summarizes the Company’s contributed surplus:

Amount
$
Balance, March 31, 2006	296,818
Fair value of stock options granted	299,467
Fair value of agents warrants	266,686
Fair value of stock options exercised, transferred to share capital	(54,416)
Balance, March 31, 2007	808,555
Fair value of stock options granted	240,056
Balance, September 30, 2007	1,048,611

9.	RELATED PARTY TRANSACTIONS AND BALANCES

		September 30	September 30
		2007	2006
		- $ -	- $ -
(a)	Transactions during period:

	Management fees paid to a company controlled by a Director	30,000	30,000
	Property supervision fees paid to a company controlled by a Director	30,000	33,026
	Rent paid to a company with common officers and directors	22,363	18,218

	The Company incurred certain charges from a company controlled by the
	President. These charges have been recorded as exploration expenses and
	general and administration expenses as follows:

	Amounts charged to mineral interests	604,247	-
	Amounts charged to general and administration expenses	83,101	-

LOGAN RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
THREE MONTH ENDED SEPTEMBER 30, 2007
(UNAUDITED – PREPARED BY MANAGEMENT)

9.	RELATED PARTY TRANSACTIONS AND BALANCES

	(b)	Balances:

	September 30,	March 31,
	2007	2007
	- $ -	- $ -
Due to related parties:
Due to the President of the Company and is non-interest bearing,
unsecured and due on demand	-	52,500
Amounts due to a company with common officers and directors which represent accumulated costs for shared office expenses, administration wages and rent. This amount is non-interest bearing, unsecured and due
on demand.	100,480	754

Due to related parties:	100,480	53,254

Due from related parties:
Under the same arrangement the following amounts are due from the same company controlled by the President of the Company:
Due, non-interest bearing, unsecured and due on demand	79,636	153,306
Due, for the purchase of equipment, non-interest bearing and unsecured	301,400	150,033

Due from related parties:	381,036	303,339

An advance of $301,400 was made to a related party for the purpose of acquiring geophysical equipment for use by Logan on its exploration projects. Once the equipment is installed and activated for service, the related party company will transfer the equipment, at cost, to a newly formed company that will be 50% owned by Logan and 50% owned by International KRL Resources Corp. This new joint venture company will charge for the use of the equipment at standard rates.

10.	SUBSEQUENT EVENTS

The Company, together with a company related by directors in common, formed a new joint venture company to account for certain exploration expenditures to be shared equally by both companies.

11.	COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current presentation. Such reclassification is for presentation purpose only and has no effect on previously reported results.

Logan Resources Ltd.

Management Discussion and Analysis

For the Six Months Ended September 30, 2007
(as of November 14, 2007)

INTRODUCTION

The following management discussion and analysis of the financial position of Logan Resources Ltd. (“Company”) and results of operations should be read in conjunction with the interim unaudited financial statements and accompanying notes for the six months ended September 30, 2007. The interim unaudited financial statements together with the following management discussion and analysis are intended to provide readers with a reasonable basis for assessing the financial performance of the Company as well as forward-looking statements relating to potential future performance. All statements, other than those of historical fact, included in this MD&A, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of the Company, are forward-looking statements that involve various risks and uncertainties. There can be no assurance such statements will prove accurate and actual results and future events could differ materially from those anticipated in such statements.

Readers of this management discussion and analysis are also advised to read the Company’s audited financial statements for the year ended March 31, 2007.

DESCRIPTION OF BUSINESS

Logan Resources Ltd. was incorporated in the Province of British Columbia. The Company is engaged in the acquisition, exploration and development of mineral properties in British Columbia, Saskatchewan and the Yukon Territory. The Company is a reporting issuer in British Columbia and its shares trade on the TSX Venture Exchange under the symbol LGR.

At this time, the Company does not own any operating mines and has no operating income/sales from mineral production. Funding for operations is raised primarily through public and private share offerings. Future operations and the Company’s ability to meet mineral property option commitments are dependent on the Company’s ability to raise sufficient funding through share offerings or operations to support current and future expenditures. At September 30, 2007, the Company had working capital of $829,181.

Realization of the carrying value of mineral interests is dependent upon funding, the ability of the Company and third parties to bring mineral interests into profitable production, or recovery from sale.

The interim unaudited financial statements have been prepared on a going concern assumption which contemplates the Company will continue in operation and realize its assets and discharge its liabilities in the normal course of operations. Should the going concern assumption not continue to be appropriate, further adjustments to carrying values may be required.

FINANCIAL SUMMARY

During the six-month period, pursuant to the mineral property option agreements, the Company issued 560,000 shares at fair values ranging from $0.22 to $0.34 per share for a total fair value of $165,200. A total of $2,598,527 was spent on mineral interest acquisition and exploration expenditures. In the period ending September 30, 2007, administration expenses amounted to $594,573 before interest received of $43,472. There was a net decrease in cash during the period of $525,027.

RESULTS OF OPERATIONS

Net loss for the six month period was $949,624 compared with $430,672 for the same period in the prior year, with increased losses mainly arising as a result of a write off for impairment of mineral property. Significant line item changes were as follows:

  Impairment of mineral property $398,523 due to the termination of the May Creek property option
  Professional fees decreased by a total of $17,311 due to fewer financing activities during the period
  Transfer agent and filing fees decreased by a total of $27,567 again due to fewer financing activities during the period
  Stock-based compensation increased by $89,297, as more stock options were issued as an incentive to increase performance.

SUMMARY OF QUARTERLY RESULTS

	September 30, 2007	June 30, 2007	March 31, 2007	December 31, 2006	September 30, 2006	June 30, 2006	March 31, 2006	December 31, 2005
Net income (loss)	(768,756)	(180,868)	71,512	(91,279)	(231,111)	(199,561)	(106,085)	(73,320)
Net income (loss) per share	(0.022)	(0.005)	0.002	(0.003)	(0.007)	(0.007)	(0.005)	(0.004)

LIQUIDITY

On September 30, 2007 the Company had working capital of $829,181 which management considers sufficient to continue operations for the coming year. However, there are insufficient funds to meet all property commitments listed below, as they now stand. The Company will be seeking further funds, from private placement financings, to meet these commitments or may seek extensions to the exploration expenditure schedule. Also, in the longer term, in order to continue operations, and in particular, to fund ongoing expenditure commitments as set out in Note 4 of the notes to the financial statements, the Company will need to raise additional capital.

CAPITAL RESOURCES AND EXPLORATION EXPENDITURE COMMITMENTS

The Shell Creek, Heidi, Cheyenne, Albert Creek and Englishman properties are held under option agreements. Under these agreements the Company must make various cash and stock payments and incur exploration expenditures by various deadlines. Details of these requirements are listed in the notes to the unaudited interim financial statements.

At the date of this report, all cash payments on the options mentioned above were up to date and all share payments have been made. All exploration expenditure commitments have also been met.

Under the Englishman option, cash expenditure requirements for the year ahead are already met. Under the Shell Creek option, all commitments are met except for the final payment of 200,000 shares to be issued in 2008. Under the Heidi option agreement all commitments were met subsequent to March 31, 2007. The Albert Creek, Antler Creek, Carswell and Redford properties have no further property acquisition expenditure requirements, beyond the standard assessment exploration, to remain in good standing.

OUTSTANDING SHARE CAPITAL

At September 30, 2007, the Company had the following number of securities outstanding:

Securities	Number	Exercise Price	Expiry Date
Common shares issued and outstanding	35,110,363	N/A	N/A
Share purchase warrants	5,665,000	$0.60-$0.70	24 Oct, 2007 to 21 Dec, 2007
Share purchase options	3,650,000	$0.35-$0.70	1 Feb, 2007 to 28 Sept 2009
Fully diluted share Capital	44,425,363	N/A	N/A

RELATED PARTY TRANSACTIONS

For details of related party transactions, the reader is directed to Note 9 and comments included in the September 30, 2007 unaudited interim financial statements. Additional details are as follows:

Logan Resources Ltd. pays a company controlled by the President of the Company, Seamus Young, $5,000 per month supervision fee for the evaluation, acquisition, maintenance and exploration of Logan’s mineral properties plus a per diem for supervision time spent at the properties; and $5,000 per month management fees for general office administration services including financing, liaison with professionals, continuous disclosure and general office functions.

International KRL Resources Corp. is a resource exploration company that has four common directors with Logan, including the President of both companies, Seamus Young. Amounts owed by Logan represent amounts billed under a cost sharing arrangement with the International KRL Resources Corp. for office space and administrative services.

EXPLORATION EXPENDITURES

The Company spent a total of $2,731,328 on exploration and acquisition of mineral properties in the period ending September 30, 2007, net of option payments received for the Turn River project, tax credit recoverable for the Shell Creek property, and expenditures written off for an abandoned property.

The focus of the work in the current period was on the Company’s Heidi and Shell Creek mineral properties located in the Yukon where expenditures totaled $1,459,325 and $1,030,968, net of tax credit recoverable of $16,130, respectively. Full details on exploration expenditures are disclosed in Note 4 accompanying the unaudited interim financial statements. See the mineral property update below, for further details of activities.

MINERAL INTERESTS UPDATE

ALBERT CREEK (British Columbia)

The Albert Creek property is located in the Laird Mining Division, in northern BC about 60 km west/southwest of Watson Lake, Yukon. The regional geology is favorable for two kinds of deposits- sedimentary exhalative (Sedex) Zn-Pb-Ag and Polymetalic manto Zn-Pb-Ag.

During the first quarter of this year Logan earned the remaining 25% interest in the Albert Creek property. To exercise this final stage of the property option agreement, the Company issued a further 360,000 shares to the Optioners. Logan now has 100% interest in the Albert Creek property which has fifteen mineral claims subject to a 2% net smelter royalty (NSR). The Company has the right to acquire 50% of the NSR by paying $1,000,000.

The Albert Creek claims are in good standing until 2010 and Logan Resources Ltd. is seeking a joint venture partnership for the property.

ANTLER CREEK (British Columbia)

Logan has 100% interest in the Antler Creek project which is located in the historic Barkerville-Wells placer/lode camp in north central BC. The project consists of 49 claims over 1,600 hectares along strike from International Wayside’s Bonanza Gold Ledge zone. Three creeks which transect the property have produced placer gold.

Logan Resources Ltd. is seeking a joint venture partnership for the Antler Creek property.

CHEYENNE (Yukon)

The Cheyenne Gold Project is 65 km east of Dawson City, 1.5 km east of the Dempster Highway, and 30 km west of Logan’s Heidi gold property in the Mayo Mining District, Yukon Territory. In December 2005 Logan entered into a property option agreement with Shawn Ryan, of Dawson City, Yukon, to acquire a 100% interest, subject to a 2% NSR, in the property. For details on the option agreement refer to Note 4 to financial statements. Logan staked 152 more claims around the initial property optioned from Ryan and the Cheyenne gold project now consists of 364 mineral claims covering 7,430 hectares.

Logan plans to continue evaluating the Cheyenne property.

REDFORD (British Columbia)

The Redford Property is located 22km northeast of Ucluelet on Vancouver Island. The property is comprised of 25 claims covering 10,800 acres. The Company completed six diamond drill holes in 2004 on a principal target. Additional drilling is recommended on this property to test for gold, silver, PGE, copper, and cobalt. Four types of mineralization are found on the property; gold in quartz veins, copper-cobalt hosted in skarn deposits, copper-platinum-palladium hosted in Karmutsen volcanics, gold hosted epithermal quartz veins associated with shear zones.

Logan Resources Ltd. is seeking a joint venture partnership for the Redford property.

SHELL CREEK (Yukon)

The Shell Creek property is located 75 kilometres northwest of Dawson City, in the Dawson Mining District, in west-central Yukon Territory. In January 2003 Logan entered into a property option agreement with Shawn Ryan, of Dawson City, Yukon, to acquire a 100% interest, subject to a 2% NSR, in the Shell Creek Project. For details on the option agreement refer to Note 4 to financial statements. The property comprises 628 mineral claims covering 11,000 hectares.

Shell Creek’s Diamond Drill Program

During the quarter, Logan commenced its 2007 diamond drill program designed to test the property’s copper and gold targets. By the end of the quarter, the Company had drilled ten holes at Shell Creek. The Company is waiting for assay results for diamond drill samples sent to Eco Tech laboratory for analysis.

The Company also conducted mapping, prospecting, geophysical and geochemical surveys on the Shell Creek property. Initial results of this year’s field work indicate the property has similarities to a redbed copper deposit model. The banded iron formation at Shell Creek (traced for 8 km along strike) may represent a concentrated redbed sedimentary sequence. This may have important implications for the size and grade of the copper mineralization at the Shell Creek property.

HEIDI (Yukon)

The Heidi Property is located approximately 95 km east-northeast of Dawson, Yukon and approximately 30 km east of the Dempster Highway. In April 2003 Logan entered into a property option agreement with Shawn Ryan, of Dawson City, Yukon, to acquire a 100% interest, subject to a 2% NSR, in the Heidi Project. For details on the option agreement refer to Note 4 of financial statements. The property comprises 54 mineral claims covering 1,000 hectares. Logan staked an additional 166 claims, the property now comprises 220 claims.

Heidi’s 2007 Diamond Drilling Program

On May 8, 2007, the Company started its 2007 diamond drill program designed to evaluate the targets identified in 2005. Logan completed 19 diamond drill holes on the Heidi property totaling 2,685.88 meters (8,812 feet). Subsequent to September 30, 2007 in November 2007, the Company received the assay results from the analytical laboratory (Refer to subsequent events for details on these results).

Heidi’s 2007 Airborne Geophysical Survey

During the quarter the Company completed an airborne geophysical survey over the Heidi property. Airborne magnetic and radiometric survey was flown over a total of 920 line km on the property between August 6 and August 27, 2007. The geophysical data was interpreted subsequent to September 30, 2007 (Refer to subsequent events for details on these results).

CARSWELL DOME (Saskatchewan)

In 2005, the Company staked 2 claims on the Carswell Dome Formation, Athabasca Basin, Saskatchewan, covering an area of 7,552 hectares (18,661 acres). The Company optioned the property to ESO Uranium Corp. (formerly Essendon Solutions Inc.). Pursuant to the agreement dated March 15, 2005, the Company granted ESO Uranium Corp. (ESO) the option to earn 50% interest in uranium mineral claims. Refer to Note 4 of the financial statements for details on this option agreement.

Logan continues to negotiate terms of a joint venture with ESO.

MAY CREEK (Yukon)

On December 6, 2006, Logan acquired the May Creek silver project located in the Mayo Mining District in the Yukon Territory, 45 km west-northwest of the community of Mayo. The Company entered into an option agreement with Shawn Ryan of Dawson City, whereby Logan was granted an option to acquire a 100% interest in a mineral property consisting of 84 mineral claims of the May Creek Project. For details on the option agreement refer to Note 4 to the financial statements. During the period, the Company terminated this option agreement and all the related expenditures were written off.

TURN RIVER (Yukon)

In March 2007, the Company and International KRL Resources Corp. jointly acquired the Turn River Project by staking. The property is located in the Cassiar Plateau, approximately 95 km northeast of Whitehorse in the Yukon Territory and has potential for uranium. The Turn River property consists of 2,220 claims, covering approximately 46,900 hectares. Each company has a 50% interest in the property.

Additional Staking At the Turn River Property

During the period, the Company and International KRL Resources Corp. staked an additional 1,311 claims prospective for nickel. The massive uranium and nickel project now consists of 3,531 claims over twelve independent blocks covering approximately 74,287 hectares (183,567 acres).

Turn River’s 2007 Airborne Geophysical Survey

During the quarter the Company commenced an airborne geophysical survey over the Turn River property. Airborne magnetic and radiometric survey was flown over a total of 1,267 line km on the property between August 30 and the end of the quarter. Logan and its partners expect to finish surveying the remainder of the Turn River property early next year.

Logan and International KRL Resources Corp. Optioned The Turn River Project To Longview Capital Partners

During the quarter, Logan and International KRL signed an agreement with Longview Capital Partners Incorporated granting Longview Capital Partners the option to earn a 50% interest in the Turn River project for CDN$15 million in staged exploration expenditures over five years.

Longview Capital Partners has assigned its option to It’s Your Nickel Exploration Ltd., a private company partially owned by Longview Capital. If, as currently planned, It’s Your Nickel Exploration spends $2 million in year 1, $2 million in year 2, $3 million in year 3 and $4 million in years 4 and 5 for a total of $15 million, then It’s Your Nickel Exploration will own 50% of the Turn River Project and both International KRL Resources and Logan Resources would own 25% respectively. The Agreement is subject to the acceptance of the TSX Venture Exchange.

ENGLISHMAN PROPERTY

In April 2007, Logan entered into an option agreement with 37999 Yukon Inc. of Whitehorse, Yukon Territory whereby the Company was granted an option to earn a 100% interest, subject to a 2% NSR, in the Englishman property, a uranium mineral exploration property. The property consists of 16 mineral claims covering 826 acres (334.5 hectares). It is located in the Watson Lake Mining District of the Yukon Territory, 160 km east of Whitehorse and 60 km northeast of Teslin (Refer to Note 4 to financial statement for details on the property option agreement).

Englishman’s 2007 Airborne Geophysical Survey

During the quarter the Company completed an airborne geophysical survey over the Englishman property. Airborne magnetic and radiometric survey was flown over a total of 79 line km on the property on September 6, 2007. The geophysical data is yet to be interpreted.

SUBSEQUENT EVENTS

Term Extension of Warrants Due to Expire October 25, 2007 and November 1, 2007

Subsequent to September 30, 2007, on October 11, 2007, the Company extended the exercise period of 4,250,000 outstanding share purchase warrants for a period of six months. These warrants, issued pursuant to a private placement completed in April and May 2006 and exercisable at $0.70, were due to expire on October 25, 2007 (as to 3,750,000 warrants), and November 1, 2007 (as to 500,000 warrants). The price of the warrants remains unchanged.

Results of Heidi’s 2007 Diamond Drilling Program

Subsequent to the quarter end, the Company received assay results for the diamond drill program commenced on May 8, 2007 designed to test coincident induced polarization, magnetic and gold geochemical anomalies. The drill program intersected gold mineralization in 14 of the 19 holes drilled. The mineralization is stratabound gold-bearing pyrite-arsenopyrite replacement zones in carbonate rich horizons and related quartz-sulphide breccia veins within the sedimentary stratigraphy.

Gold assay results from nine of the more significant 2007 drill intersections:

HOLE NO.	FROM (M)	TO (M)	WIDTH (M)	Au g/t
HDI-07-06	81	83	2	1.02
and	85	86	1	0.99
HDI-07-07	119	122	3	1.51
HDI-07-09	68	69	1	0.95
HDI-07-10	169.47	170.38	0.91	1.10
HDI-07-11	56.4	57.3	0.9	1.24
and	195	197	2	0.60
and	243	244	1	1.40
HDI-07-13	142	143	1	1.09
HDI-07-14	38	42	4	0.68
HDI-07-16	104	105	1	1.23
and	167	168	1	1.39
HDI-07-17	90	92	2	0.67

Eco Tech Laboratories Ltd. of Kamloops, B.C. analyzed the samples by ICP; gold was determined by fire assay. Normal QA/QC procedures were followed with assays of duplicates, standards and blanks. Eco Tech is an ISO 9001 accredited laboratory. Check assays were also conducted by Acme Analytical Laboratories Ltd., an ISO 9001 Accredited Co.

The gold mineralization intersected were narrow zones in the northern portion of the buried intrusion associated with stratabound silica alteration zones within the sedimentary country rocks above the intrusion.

Interpretation of Heidi’s Airborne Magnetic and Radiometrics Survey

Subsequent to September 30, 2007, the Company interpreted the airborne geophysical survey completed during the quarter. The interpretation of the airborne magnetic and radiometric surveys outlined a buried intrusion 6 km in diameter. The intrusion appears to belong to the Cretaceous aged Tombstone Suite as evidenced by the composition of the high level dykes and/or sills mapped on surface. The northern and southern portions of the intrusion lie approximately 150 m below surface, generally just beyond the depth drilled and tested by the 2007 drill holes. Across the northern portion of the buried intrusion a variable higher grade magnetic signature extends across a 1.5 km zone and appears to reflect sulphide feeder zones associated with an underlying offshoot of the intrusion or dykes. Pyrrhotite (which is magnetic) has been identified within the sulphide zones on the property.

The next phase of drilling will test the deeper targets identified by this airborne geophysical program.

RISKS AND UNCERTAINTIES

The Company’s financial success will, for the most part be dependent upon the discovery or acquisition of mineral resources and mineral reserves, and the economic viability of developing its properties. The market price for minerals and/or metals is volatile and cannot be controlled. There is no assurance that the Company’s mineral exploration activities will be successful. The exploration of mineral resources and mineral reserves involves many risks which even a combination of experience, knowledge and careful evaluation may not be able to overcome. The Company has no source of financing other than those identified in the previous sections.

DISCLAIMER

The information provided in this document is not intended to be a comprehensive review of all matters concerning the Company. The users of this information, including but not limited to investors and prospective investors, should read it in conjunction with all other disclosure documents provided including but not limited to all documents filed on SEDAR (www.SEDAR.com) No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented herein.

FORWARD LOOKING STATEMENTS

This MD&A contains forward-looking statements including but not limited to comments regarding the timing and content of upcoming operation and exploration plans and business development plans. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. Forward looking statements are usually identified by our use of certain terminology, including “will”, “believes”, “may”, “expects”, “should”, “seeks”, “anticipates” or “intends” or by discussions of strategy or intentions.

Forward looking statements used in this discussion are subject to various risks and uncertainties, most of which are difficult to predict and generally beyond the control of the Company. If risks or uncertainties materialize, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected. Forward looking statements in this document are not a prediction of future events or circumstances, and those future events or circumstances may not occur. Given these uncertainties, users of the information included herein, including investors and prospective investors are cautioned not to place undue reliance on such forward-looking statements.

ADDITIONAL INFORMATION

Additional information relating to the Company’s operations and activities can be found by visiting the Company’s website at www.loganresources.ca and by accessing the Company’s news releases and filings on the SEDAR website: www.sedar.com and SEC website: www.sec.gov

LOGAN RESOURCES LTD.
Suite 1640 - 1066 WEST HASTINGS STREET
VANCOUVER
BRITISH COLUMBIA
V6E 3X1
TEL: (604) 689-0299
FAX: (604) 689-0288
TOLL FREE- CANADA: 1(877) 689-6130
TOLL FREE- USA: 1(800) 665-3772

CORPORATE INFORMATION

1.	DIRECTORS

Seamus Young, Vancouver, British Columbia
Peter F. Cummings, Delta, British Columbia
Judith T. Mazvihwa, Vancouver, British Columbia
F. Charles Vickers, Jr., Dallas, Texas
Clifford H. Frame, Toronto, Ontario

2.	OFFICERS

Seamus Young, President and CEO
Judith T. Mazvihwa, CFO

3.	REGISTERED OFFICE AND LEGAL COUNSEL

Miller Thomson LLP
Robson Court
1000-840 Howe Street
Vancouver, BC
V6Z 2M1

4.	AUDITORS

Manning Elliott, LLP Chartered Accountants
11th Floor
1050 West Pender Street
Vancouver, BC
V6E 3S7

5.	TRADE SYMBOL

LGR-V TSX-Venture
LGREF- PK (USA)

     Form 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Seamus Young, President and Chief Executive Officer of Logan Resources Ltd., certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Logan Resources Ltd. (the issuer) for the period ending September 30, 2007;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: November 16, 2007

__”Seamus Young”______
Seamus Young
President and Chief Executive Officer

     Form 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Judith T. Mazvihwa, Chief Financial Officer of Logan Resources Ltd., certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Logan Resources Ltd. (the issuer) for the period ending September 30, 2007;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: November 16, 2007

__”Judith T. Mazvihwa”______
Judith T. Mazvihwa
Chief Financial Officer